As filed with the Securities and Exchange Commission on November 8, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

TEGAL CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

879008209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

CHRISTINE T. HERGENROTHER
Vice President and Chief Financial Officer
TEGAL CORPORATION
2201 South McDowell Boulevard
Petaluma, CA  94954
(707) 763-5600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert W. Phillips, Esq.
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
(415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$936,964	$107.00

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 310,812 shares of common stock of Tegal Corporation, par value $0.01 per share (“Common Stock”), having an aggregate value of $936,964 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of November 3, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the aggregate transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable     Filing Party: Not Applicable.
Form or Registration No.: Not Applicable     Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary of Terms” in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit (a)(1)(A) hereto (the “Offer”), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Tegal Corporation (together with its subsidiaries, the “Company” or “Tegal”), a Delaware corporation, and the address of its principal executive office is 2201 South McDowell Boulevard, Petaluma, CA  94954. Tegal’s telephone number is (707) 763-5600. As of the close of business on November 3, 2006, 7,072,289 shares of Tegal’s common stock, par value $0.01 per share, were outstanding. The information set forth in the Offer under Section 15, “Additional Information,” and Schedule A, “Information Concerning the Executive Officers and Directors of Tegal Corporation” is incorporated herein by reference.

(b) Securities. This tender offer statement on Schedule TO relates to an offer by Tegal to holders of outstanding options to purchase its common stock under the Eighth Amended and Restated 1998 Equity Participation Plan with an exercise price greater than or equal to $7.70, two times the closing price of a share of Tegal common stock on November 3, 2006 (“Eligible Options”). The Offer is for holders to cancel their Eligible Options in exchange for a lesser number of either (1) restricted stock units (“RSUs”) or (2) new options to purchase shares of Tegal’s common stock (“New Options”), issued under the Eighth Amended and Restated 1998 Equity Participation Plan (the “Plan”) on the terms and conditions set forth in the Offer.

This Offer is open to all employees of Tegal, provided that such employees remain employees of Tegal at all times up to and through the date the Eligible Options are cancelled. The number of RSUs or shares of common stock subject to the New Options will be equal to the Black-Scholes value of the Eligible Options that are accepted for exchange and cancelled, reduced by ten percent (10%) and divided by the fair market value of a share of common stock, as set forth in the Offer. The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of RSUs and New Options”) and Section 8 (“Source and Amount of Consideration; Terms of RSUs and New Option Grants”) is incorporated herein by reference.

(c) Trading Market and Price. The eligible options are not publicly traded. The information set forth in the Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and on Appendix A of the Offer (“Information about the Directors and Executive Officers of Tegal”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)  Material Terms. The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of RSUs and New Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of RSUs and New Option Grants”), Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”) and Section 13 (“Extension of this Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)  Agreements Involving the Subject Company’s Securities. The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of RSUs and New Option Grants”) and Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)  Purposes. The information set forth in the Offer under “Summary of Terms” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in the Offer under Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of RSUs and New Options”) and Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c)  Plans. The information set forth in the Offer under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds. The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of RSUs and New Option Grants”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Conditions. The information set forth in the Offer under Section 6 (“Conditions of this Offer”) is incorporated herein by reference.

(d)  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  Securities Ownership. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)  Financial Information. The financial information included in Item 8 (“Financial Statements and Supplementary Data”) of Tegal’s Annual Report on Form  10-K for the fiscal year ended March 31, 2006, filed on June 13, 2006, including all material incorporated by reference therein, is incorporated herein by reference. The financial information included in Item 1 of Tegal’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 is incorporated herein by reference. The information set forth in the Offer under Section 15 (“Additional Information”) is incorporated herein by reference.

(b)  Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

See Index of Exhibits below.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEGAL CORPORATION

By:	/s/ CHRISTINE T. HERGENROTHER
Christine T. Hergenrother
Its:	Chief Financial Officer

Dated: November 8, 2006

INDEX OF EXHIBITS

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated November 8, 2006.

99.(a)(1)(B)	Form of Stock Option Exchange Election Form.

99.(a)(1)(C)	Tegal’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on June 29, 2006 and incorporated herein by reference.

99.(a)(1)(D)	Tegal Corporation’s Annual Report on Form 10-K for its fiscal year ended March 31, 2006, filed with the SEC on June 13, 2006, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)	Eighth Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Tegal's Form 10-Q for the period ended June 30, 2006.

99.(d)(2)	Form of Non-Qualified Stock Option Agreement.

99.(d)(3)	Form of Restricted Stock Unit Agreement.

99.(g)	Not applicable.

99.(h)	Not applicable.

Exhibit 99.(a)(1)(A)

TEGAL CORPORATION
2201 South McDowell Boulevard
Petaluma, CA  94954
(707) 763-5600

OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK
November 8, 2006

TEGAL CORPORATION

OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

THIS OFFER EXPIRES AT 11:59 P.M. PACIFIC DAYLIGHT TIME
ON DECEMBER 7, 2006, UNLESS WE EXTEND THIS OFFER

We are offering you the opportunity to exchange stock options currently outstanding under the Tegal Corporation (together with its subsidiaries, “Company” or “Tegal”) Eighth Amended and Restated 1998 Equity Participation Plan that have an exercise price equal to or greater than $7.70 (“Eligible Options”) for a lesser number of either (1) restricted stock units, each one representing one share of Company common stock to be issued in the future (“RSUs”) or (2) new options to purchase Tegal common stock at current fair market value (“New Options”). You may elect whether to exchange your Eligible Options for either RSUs or New Options. The RSUs and New Options will be issued under the Eighth Amended and Restated 1998 Equity Participation Plan (the “Plan”) in accordance with a specified exchange formula as described herein (the “Option Exchange Program”), pursuant to the terms and conditions of this Offer to Exchange Certain Outstanding Options to Purchase Common Stock (the “Offer”). You are eligible to participate in the Offer if you are an employee of Tegal as of November 8, 2006, the date the Offer commenced, and you remain an employee through the Expiration Date of the Offer and you hold Eligible Options.

The “Expiration Date” of the Offer is 11:59 p.m. Pacific Daylight Time on December 7, 2006. If we extend the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires.

The RSUs and New Options will be granted under the Plan approximately one (1) business day following the Expiration Date, currently anticipated to be December 8, 2006 (the “Grant Date”). The Board retains the discretion to determine the Grant Date.

We are offering to exchange unexercised Eligible Options by determining the value of the Eligible Options using an option pricing model. You may elect whether to exchange your Eligible Options for either RSUs or New Options. The number of either RSUs or New Options that you will be granted in exchange for cancellation of your Eligible Options will be determined by the following formula: the value of your Eligible Options (as determined under the option pricing model) will be reduced by ten percent (10%), then that reduced amount will be divided by the fair market value of a share of Company common stock on the Grant Date. “Fair market value” for this purpose is the closing price of a share of Company common stock as reported on the Nasdaq Capital Market on the last trading day before the Grant Date. The option pricing model to be used is the Black-Scholes valuation model (a widely used model for calculating the value of derivative securities).

As an example, if you have an Eligible Option grant representing the right to purchase 100 shares of common stock and you elect to exchange this Eligible Option for RSUs, you will receive RSUs on the Grant Date representing the right to receive the number of shares of Company common stock equal to the Black-Scholes valuation of your Eligible Option rights, reduced by 10%, and divided by the closing price on the last trading date before the Grant Date.

The RSUs and New Options will become vested in two installments, 50% on the first anniversary of the Grant Date, and 100% on the second anniversary of the Grant Date. Vesting is contingent upon your continuous employment with Tegal through the applicable vesting dates. The New Options will become exercisable as they vest, and will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq Capital Market on the last trading day prior to the Grant Date. Shares of our common stock will be delivered in satisfaction of the RSUs upon vesting. If you terminate from employment with the Company prior to full vesting, you will forfeit and have no further rights with respect to any unvested portion of your RSUs or New Options.

Shares of our common stock are quoted on the Nasdaq Capital Market under the symbol “TGAL”. On November 3, 2006, the closing price of our common stock as reported on the Nasdaq Capital Market was $3.85 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange Eligible Options under this Offer. We can provide no assurance as to the price of our common stock at any time in the future, and nothing contained in this document or the other documents you receive relating to this Offer should be interpreted in any way as a claim relating to the future prospects of the price of our common stock, nor should any inference about such future prospects be drawn from anything contained herein or therein.

Please note that although you may tender as many or as few of the Eligible Options as you like, you must exchange all shares issuable under each particular grant of Eligible Options you wish to exchange. For example, if you received one grant of Eligible Options with the right to purchase 100 shares of our common stock at, and another grant of Eligible Options with the right to purchase 50 shares of our common stock , you may tender one or both of these grants of Eligible Options. However, you may not partially tender an Eligible Option grant (e.g., 50 shares of the Eligible Option grant for 100 shares or 25 shares of the Eligible Option grant for 50 shares. In addition, you may elect only one form of exchange per Eligible Option. For example, you can exchange your full Eligible Option to purchase 100 shares for RSUs, but you cannot exchange 1/2 for RSUs and 1/2 for New Options.)

We are making this Offer upon the terms and subject to the conditions described in this Offer, including the Summary of Terms and any other communications by us (which together, as they may be amended from time to time, constitute the “Offer”). This Offer is not conditioned upon a minimum number of option holders accepting this Offer or a minimum number of Eligible Options being exchanged, but is subject to other conditions that we describe in Section 6 of this Offer.

You will need to make your election to exchange Eligible Options in writing using the Stock Option Exchange Election Form that we have provided you.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”), nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

IMPORTANT

If you wish to tender some or all of your Eligible Options for exchange and cancellation, and receive RSUs or New Options under the terms of this Offer, you must submit your signed Stock Option Exchange Election Form to us no later than 11:59 p.m. Pacific Daylight Time on the Expiration Date. Submissions instructions are included on the Form. If you have questions, please call Adam LaVigna @ 707-765-5656 or send an e-mail to alavigna@tegal.com. If we do not receive your signed Stock Option Exchange Election Form by 11:59 p.m. Pacific Daylight Time on the Expiration Date, you will be deemed to have rejected this Offer. Only those stock option agreements for Eligible Options which we accept for exchange will be automatically cancelled.

If your employment with Tegal is terminated for any reason on or before the Grant Date, you will not receive any RSUs or New Options. If you elect to participate in the Option Exchange Program, your Eligible Options will be cancelled on the Expiration Date. If your employment terminates for any reason on or after the Expiration Date and prior to the Grant Date, you will forfeit and not be permitted to exercise your Eligible Options, and you will not receive any RSUs or New Options.

The Board makes no recommendations as to whether or not you should tender your Eligible Options for exchange. The Board recognizes that the decision to accept or reject this Offer is an individual one that may be based on a variety of factors. You should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

The information about this Offer from Tegal is limited to this Offer, including the Summary of Terms and any other communications we may periodically send to you. We have not authorized any person to make any recommendation on our behalf as to whether or not you should exchange your Eligible Options pursuant to this Offer, nor have we authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer, including the Summary of Terms and any other communication we may periodically send to you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Tegal.

TABLE OF CONTENTS

SUMMARY OF TERMS (in QUESTION and ANSWER FORMAT)	5
THE OFFER	11
1. NUMBER OF OPTIONS; EXPIRATION DATE	11
2. PURPOSE OF THIS OFFER	12
3. PROCEDURES	12
4. CHANGE IN ELECTION	13
5. ACCEPTANCE OF ELIGIBLE OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF NEW OPTIONS OR RSUs	13
6. CONDITIONS OF THIS OFFER	14
7. PRICE RANGE OF COMMON STOCK	15
8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTION AND RSU GRANTS	15
9. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS INVOLVING STOCK OPTIONS	16
10. STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER	17
11. LEGAL MATTERS; REGULATORY APPROVALS	17
12. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	17
13. EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT	19
14. FEES AND EXPENSES	19
17. ADDITIONAL INFORMATION	19
APPENDIX A INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TEGAL	A-1
APPENDIX B FINANCIAL INFORMATION	B-1

TEGAL CORPORATION
SUMMARY OF TERMS
OF
OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

November 8, 2006

Response Due By 11:59 p.m. Pacific Daylight Time
on December 7, 2006, unless this Offer is Extended by Notice

The following information should answer most of the questions that you may have about this Offer. Please read the remainder of the Offer and the accompanying documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer. We have included references to the relevant sections of the Offer where you can find a more complete description of the topics discussed in this Summary of Terms.

GENERAL QUESTIONS ABOUT THE TERMS OF THE OFFER

Q1.	What is the Option Exchange Program?

We are offering Eligible Employees (as defined below) the opportunity to exchange stock options currently outstanding under the Eighth Amended and Restated 1998 Equity Participation Plan that have an exercise price equal to or greater than $7.70 per share (“Eligible Options”) for a lesser number of either (1) restricted stock units, each of which representing a share of Tegal Corporation common stock to be issued in the future (“RSUs”) or (2) new options to purchase Tegal Corporation common stock (“New Options”). The RSUs and New Options will be granted under the Eighth Amended and Restated 1998 Equity Participation Plan in accordance with a specified exchange formula (see Question 9 below for additional information on the specified exchange formula) approximately one (1) business day following expiration of the Offer, currently anticipated to be December 8, 2006 (the “Grant Date”), although for administrative processing reasons, you may not receive notice of your new RSU or New Option grant for a period of time following the Grant Date. The Board retains the discretion to determine the Grant Date. (See Section 1 of the Offer.)

Q2.	Who can participate in this Offer?

You are eligible to participate in this Offer if you are an employee of Tegal Corporation (together with its subsidiaries, the “Company”, or “Tegal”) as of November 8, 2006, you continue to be employed by Tegal through the Expiration Date of this Offer, and you hold Eligible Options (an “Eligible Employee”). An employee of Tegal must either be on active status or on an approved leave of absence on the Expiration Date of this Offer in order to be eligible to participate, unless otherwise required under local law. An employee whose employment with Tegal terminates for any reason at any time before the Expiration Date of this Offer will not be an Eligible Employee. (See Section 1 of the Offer.)

Q3.	What if I leave Tegal after the Offer begins but before my New Options or RSUs are granted?

To receive RSUs or New Options, you must be employed by Tegal at the time the Option Exchange Program commences through the time the RSUs or New Options are granted. If you elect to participate in the Option Exchange Program and your employment terminates for any reason before the Grant Date, you would not receive any RSUs or New Options. If you terminate from employment prior to the Expiration Date, you would be permitted to exercise your old options within the usual post-termination periods set forth in the Plan, to the extent that they were exercisable at the time of termination. Otherwise, any Eligible Option that you tendered will be cancelled on the Expiration Date, and if you terminate from employment on or after the Expiration Date and before the Grant Date, you will forfeit and not be permitted to exercise your old options and you will not receive RSUs or New Options. (See Section 1 of the Offer.)

This Offer will not change or modify any terms of your employment with Tegal.

Q4.	Why is Tegal making this offer to employees?

We are making this Offer because, as a result of the volatility in our stock price, many outstanding options have exercise prices significantly higher than the current market price of our common stock. In many cases, these “out-of-the-money” stock options no longer serve as effective incentives to retain, motivate and reward our employees. We believe the Option Exchange Program is an effective means of recognizing employee contributions to our success and aligning employee and stockholder interests. (See Section 2 of the Offer.)

Q5.	Why do I have to give up my old options? Can’t Tegal just grant new options at a current price?

We designed the Option Exchange Program to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. In addition, issuing new stock options might cause some stockholders consider our “overhang” (the ratio of our outstanding options to total outstanding shares) to be too high. The Option Exchange Program will help avoid this problem.

Q6.	How can I tell which of my outstanding options are Eligible Options?

If you are either an active employee or an employee on authorized leave of absence, and one of your outstanding options has an exercise price equal to or greater than $7.70, that option is an Eligible Option. You will be provided with a Stock Option Exchange Election Form which contains a summary of your Eligible Option grants.

Q7.	Are there any conditions to this Offer?

Yes. This Offer is subject to the conditions described in Section 6 of the Offer. If any of these events occur, Tegal may terminate, postpone or amend this Offer. However, this Offer is not conditioned on a minimum number of Eligible Employees accepting this Offer or a minimum number of Eligible Options being exchanged. (See Section 6 of the Offer.)

SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS TO BE EXCHANGED

Q8.	If I participate, how many RSUs or New Options will I receive?

Under this Offer, you may make an election to exchange your unexercised Eligible Options for a number of either RSUs or New Options to be granted in accordance with the following exchange formula:

Value of your Eligible Options (as determined using an option pricing model),

Minus ten percent (10%),

Divided by the fair market value of a share of Company common stock on the Grant Date.

“Fair market value” for this purpose is the closing price of a share of Company common stock as reported on the Nasdaq Capital Market on the last trading day before the Grant Date. If any fractional numbers result from the exchange formula calculation, RSU and New Option grants will be rounded down for any fractional option to the next whole share on a grant-by-grant basis.

Q9.	Why are only options with an exercise price equal to or greater than $7.70 per share eligible for exchange?

      We believe that options that are only moderately out-of-the-money continue to provide valuable incentives for employees. We set the $7.70 “floor” to provide significant benefits to employees while continuing to be mindful of the interests of our stockholders.

Q10.	Why isn’t the exchange formula simply a one-to-one ratio with my Eligible Options?

We believe the exchange ratios must balance the interests of both our employees and our stockholders. Therefore, in order to make the program fair, we have designed it to be approximately “value for value.” This means that, in the aggregate, the value of the stock options being exchanged will be approximately the same as the value of the RSUs or New Options to be granted. Under our pricing model, this requires that more stock options be surrendered than new grants received in the exchange. The exchange formula was determined with advice from third-party compensation consultants and on the basis of valuations under the Black-Scholes valuation model (a widely used derivative securities pricing model).

Q11.	If I elect to participate and exchange my Eligible Options, do I have to exchange all of my Eligible Options, or can I just exchange some of them?

You are not obligated to exchange all of your Eligible Option grants and will be free to exchange as few or as many of your individual Eligible Option grants as you wish. However, if you elect to exchange shares from any Eligible Option grant, you must elect to exchange all shares issuable under such Eligible Option grant.

For example, if you received one grant of Eligible Options with the right to purchase 100 shares of our common stock, and another grant of Eligible Options with the right to purchase 50 shares of our common stock, you may tender one or both of these grants of Eligible Options. However, you may not partially tender an Eligible Option grant (e.g., 50 shares of the Eligible Option grant for 100 shares at or 25 shares of the Eligible Option grant for 50 shares).

Q12.	If I elect to participate and exchange my Eligible Options, do I have to exchange all of my Eligible Options for either only RSUs or only New Options, or can I elect to receive both types of awards?

If you elect to exchange shares from any Eligible Option grant, you must elect to exchange all shares issuable under such Eligible Option grant for one type of award, either RSUs or New Options. However, if you have more than one Eligible Option grant, you may elect different types of awards for each Eligible Option grant.

For example, if you received one grant of Eligible Options with the right to purchase 100 shares of our common stock, and another grant of Eligible Options with the right to purchase 50 shares of our common stock, you may elect to tender one of these grants of Eligible Options for RSUs and the other grant for New Options. However, you may not tender one Eligible Option grant for both RSUs and New Options (e.g., you may not tender the Eligible Option grant for 100 shares in exchange for 2/3 RSUs and 1/3 New Options).

Q13.	If I choose to participate in the Option Exchange Program can I exchange partial grants?

No, we are not accepting partial tenders of particular Eligible Option grants. You can elect to exchange as few or as many of your Eligible Option grants as you wish. However, if you elect to exchange any Eligible Options, you must exchange all of the options from the same grant.

Q14.	My Eligible Options are already vested. Will my RSUs and New Options also be fully vested?

No. All RSUs and New Options issued through the Option Exchange Program will vest in annual installments over a period of two (2) years. New Options will become exercisable upon vesting. Shares will be delivered upon vesting in RSUs.

Q15.	Can I exchange Eligible Option grants that I have already fully or partially exercised?

If you previously exercised an option grant in its entirety, that option grant is no longer outstanding and is therefore not eligible for exchange under this Offer. However, if you previously exercised an Eligible Option grant in part, the remaining unexercised portion of the Eligible Option grant may be exchanged under this Offer.

Q16.	What happens to Eligible Option grants that I choose not to exchange?

Eligible Option grants that you choose not to exchange will retain all of their current terms and conditions, including their current exercise price, expiration date and vesting schedule.

Q17.	Does the Company recommend employees participate in the program?

Tegal cannot make a recommendation to employees whether or not to accept the Offer and no one from Tegal has been, or will be, authorized to provide you with additional information in this regard. However, Tegal is providing as much information as is allowable by the SEC to assist you to make your informed decision. For questions regarding investment-related issues, you should talk to your own advisors.

SPECIFIC QUESTIONS ABOUT THE RSUS AND NEW OPTIONS

Q18.	When will I receive my RSUs and New Options?

      The RSUs and New Options will be granted on the Grant Date, which is currently anticipated to be December 8, 2006, although for administrative processing reasons, you may not receive notice of your new grant for a period of time following the Grant Date. (See Section 5 of the Offer.) The Board retains the discretion to determine the Grant Date. (See Section 1 of the Offer.)

Q19.	What will the purchase price of my RSUs and New Options be?

One share of Company common stock will be delivered to you for each RSU that vests. The purchase price of the shares of common stock to be issued upon settlement of your RSUs will be the par value of our common stock, which is equal to one-tenth of one cent ($0.01) and the par value will be deemed paid by your past services rendered to Tegal. As a result, you do not have to make a payment to Tegal to receive the shares of common stock to be issued upon your settlement of your RSUs.

All New Options will be granted with an exercise price equal to the closing price of Tegal’s common stock as reported on the Nasdaq Capital Market as of the last trading date prior to the Grant Date. (See Section 7 of the Offer for a historical view of the price range of our common stock.)

Q20.	What will the vesting schedule of my RSUs and New Options be?

The RSUs and New Options will vest on a different schedule than your tendered Eligible Options. The RSUs and New Options will vest in annual installments over a period of two (2) years, 50% on the first anniversary of the Grant Date, and 100% on the second anniversary of the Grant Date. For all RSUs and New Options, vesting is contingent upon your continued employment with Tegal through the applicable vesting dates. If you terminate from service with Tegal, you will forfeit and have no further rights with respect to any unvested portion of your RSUs and New Options. (See Section 8 of the Offer.)

Q21.	What will the term of my New Options be?

The New Options will have a term equal to the remaining term of your Eligible Options exchanged, as long as you remain employed by Tegal. (See Section 8 of the Offer.) For example, if you decide to exchange an Eligible Option which would otherwise expire in 2009 for New Options, your New Options will also expire in 2009.

Q22.	What will the other terms and conditions of my RSUs and New Options be?

The other terms and conditions of your RSUs and New Options not described in the Offer will be generally comparable to the other terms and conditions of other award agreements under the Plan. If you exchange your Eligible Options for New Options, such options will have the same exercise period as the Eligible Option you exchanged; e.g., if your Eligible Options provided that you can exercise your vested options within 3 months following your termination of employment date, your New Options will also allow you to exercise vested options for 3 months following termination.

However, all New Options will be nonqualified stock options under the U.S. Internal Revenue Code, regardless of the tax status of the Eligible Options exchanged, and will be granted pursuant to the Plan.

Q23.	If the exercise price of the New Options is higher than the exercise price of the Eligible Options I exchanged, can I revert back to my original Eligible Options with their original exercise price?

No. Once your Eligible Options have been surrendered for exchange, it is not possible to re-grant them. The fair market value of Tegal’s common stock on the last trading day prior to Grant Date of the New Options cannot be predicted at this time, and it is possible that your New Options may have a higher exercise price than your Eligible Options.

Q24.	If the New Options granted to me end up being out-of-the-money, will there be another offer to exchange?

We do not expect to implement another option exchange program.

SPECIFIC QUESTIONS ABOUT THE POTENTIAL CONSEQUENCES OF ACCEPTING OR REJECTING THIS OFFER

Q25.	What happens if I accept this Offer?

If you accept this Offer, the Eligible Option grants you choose to exchange will be cancelled promptly after 11:59 p.m. Pacific Daylight Time on the Expiration Date, and you will have no further right or interest in these Eligible Options. If you choose to accept this Offer, you will receive notice of your RSUs and/or New Options as promptly as possible following the Grant Date.

Q26.	Will I owe taxes if I participate in the Option Exchange Program?

The exchange of Eligible Options pursuant to this Offer should be treated as a non-taxable exchange, such that no income should be recognized for U.S. Federal or state income tax purposes upon grant of the RSUs and New Options. However, you may recognize income for U.S. Federal income tax purposes upon vesting of the RSUs or upon exercise of New Options (See Section 12 of the Offer), at which time the Company will also generally have a tax withholding obligation. Although not required to do so, the Company intends to automatically withhold a sufficient number of otherwise distributable shares of common stock when RSUs vest to satisfy its tax withholding obligation. You may also have taxable income when you sell the shares issued upon settlement of your awards.

If you are a tax resident or subject to the tax laws in more than one country, you should be aware that there might be additional tax and social insurance consequences in more than one country that may apply to you. For additional information about your personal tax situation, you should talk to your own financial or tax advisor.

Q27.	Do I have to participate in the Option Exchange Program?

No. Participation in this Offer is completely voluntary. If you choose not to participate, no changes will be made to the terms of your current option grants.

SPECIFIC QUESTIONS ABOUT THE PROCESS OF EXCHANGING ELIGIBLE OPTIONS

Q28.	When does this Offer expire? Can this Offer be extended, and if so, how will I know if it is extended?

The “Expiration Date” of the Offer is 11:59 p.m. Pacific Daylight Time on December 7, 2006, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend this Offer at any time prior to the Expiration Date. If we extend this Offer, we will announce the extension no later than 9:00 a.m. Pacific Daylight Time on the day following the last previously scheduled or announced Expiration Date. (See Section 13 of the Offer.)

Q29.	If I decide to accept this Offer, what do I need to do?

If you wish to accept this Offer, you must submit your Stock Option Exchange Election Form to us pursuant to its instructions no later than 11:59 p.m. Pacific Daylight Time on the Expiration Date. The Stock Option Exchange Election Form is provided in the packet regarding this Offer. If you have questions, please call Adam LaVigna @ 707-765-5656 or send an e-mail to alavigna@tegal.com. If we do not receive your signed, written Stock Option Exchange Election Form by 11:59 p.m. Pacific Daylight Time on the Expiration Date, you will be deemed to have rejected this Offer.

Q30.	Under what circumstances would Tegal not accept my Eligible Option grant for exchange?

We currently expect that we will accept promptly after the Expiration Date all Eligible Option grants for which written elections are properly completed, signed and submitted and have not been validly changed or withdrawn. We may, however, reject any or all written election forms to the extent we determine they were not properly completed, signed or submitted, to the extent we determine it is unlawful to accept the exchanged Eligible Option grants or to the extent that any condition described in Section 6 of the Offer makes it inadvisable in our reasonable judgment to proceed with this Offer. (See Sections 3, 5 and 6 of the Offer.)

Q31.	Can I change my previous election prior to the Expiration Date?

Yes. You may change your previous election or withdraw from the Offer by properly completing, executing and submitting a new Stock Option Exchange Election Form before the Expiration Date. You may change your election more than once. Your last properly submitted written Stock Option Exchange Election Form will supersede any prior election forms you may have completed, signed and submitted. (See Section 4 of the Offer.)

Q32.	If I elect to participate in the Offer, do I have to return any stock option agreements for the Eligible Options I wish to exchange?

No. You do not need to return any stock option agreements as they will automatically be cancelled when we accept your Eligible Options for exchange.

Q33.	Who can I talk to if I have questions about the Offer?

For general assistance, please call Adam LaVigna @ 707-765-5656 or send an e-mail to alavigna@tegal.com. You should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

THE OFFER

1.  NUMBER OF OPTIONS; EXPIRATION DATE.

We are offering Eligible Employees of Tegal Corporation (together with its subsidiaries, the “Company” or “Tegal”) the opportunity to exchange stock options currently outstanding under the Eighth Amended and Restated 1998 Equity Participation Plan (the “Plan”) that have an exercise price equal to or greater than $7.70 per share (“Eligible Options”) for a lesser number of either: (1) restricted stock units, each one representing one share of Company common stock to be issued in the future (“RSUs”) or (2) new options to purchase Company common stock (“New Options”). The RSUs and New Options will be granted on the next business day following expiration of the Offer, currently anticipated to be December 8, 2006 (the “Grant Date”), under the Eighth Amended and Restated 1998 Equity Participation Plan (the “Plan”) in accordance with a specified exchange formula as described herein (the “Option Exchange Program”), and pursuant to the terms and conditions of this Offer to Exchange Certain Outstanding Options to Purchase Common Stock (the “Offer”).

“Eligible Employees” are employees of Tegal as of November 8, 2006 who hold Eligible Options and continue to be employed by Tegal through 11:59 p.m. Pacific Daylight Time on December 7, 2006 (the “Expiration Date”). If we extend the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires. See Section 13 of this Offer for a description of our rights to extend, delay, terminate and amend this Offer.

If you wish to accept this Offer, you are free to elect to exchange as many or as few of the Eligible Option grants as you like; however, you must exchange all shares issuable under each particular Eligible Option grant you wish to exchange. For example, if you received one grant of Eligible Options with the right to purchase 100 shares of our common stock, and another grant of Eligible Options with the right to purchase 50 shares of our common stock, you may tender one or both of these Eligible Option grants. However, you may not partially tender an Eligible Option grant (e.g., 50 shares of the Eligible Option grant for 100 shares or 25 shares of the Eligible Option grant for 50 shares). Also, you may elect to exchange each Eligible Option for either RSUs or New Options, but not both. If you have more than one Eligible Option, you may elect different types of awards for exchange with each (e.g., exchange an Eligible Option grant for 100 shares for RSUs, and exchange an Eligible Option grant for 50 shares for New Options).

This Offer is subject to the terms and conditions described herein, including the Summary of Terms, the Stock Option Exchange Election Form and any other communications periodically sent to you by us. We will only accept Eligible Option grants that are properly exchanged and not validly withdrawn, in accordance with Section 5 of this Offer, by 11:59 p.m. Pacific Daylight Time on the Expiration Date. If we do not receive your written election to participate by such date and time, you will be deemed to have rejected this Offer. If your employment with Tegal is terminated for any reason on or before the Grant Date, you will not receive any RSUs or New Options. If you terminate prior to the Expiration Date, you would be permitted to exercise your old options within the usual post-termination periods set forth in the Plan, to the extent that they were exercisable at the time of termination. Otherwise, on the Expiration Date your tendered old options will be cancelled, and if you terminate on or after the Expiration Date and before the Grant Date, you will forfeit and not be permitted to exercise your old options and you will not receive RSUs or New Options.

In this Offer, each Eligible Option grant may be exchanged for RSUs or New Options, as elected, to be granted in accordance with the following exchange formula (rounded down to the next whole share):

Value of your Eligible Options (as determined using an option pricing model),

Minus ten percent (10%),

Divided by the fair market value of a share of Company common stock on the Grant Date

“Fair market value” for this purpose is the closing price of a share of Company common stock as reported on the Nasdaq Capital Market on the last trading day before the Grant Date. The option pricing model to be used is the Black-Scholes valuation model (a widely used model for calculating the value of derivative securities).

As an example, if you have an Eligible Option grant representing the right to purchase 100 shares of common stock and you elect to exchange this Eligible Option for New Options, you will receive on the Grant Date a New Option grant representing the right to purchase the number of shares of common stock equal to the Black-Scholes valuation of your Eligible Option reduced by 10%, then divided by the closing price on the last trading date before the Grant Date.

The RSUs and New Options will become 50% vested on the first anniversary of the Grant Date, and 100% vested on the second anniversary of the Grant Date. Vesting is contingent upon your continuous employment with Tegal through the applicable vesting dates. The New Options will become exercisable as they vest, and will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq Capital Market on the last trading day prior to the Grant Date. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options for which they are exchanged, because we cannot provide any assurance as to the price of our common stock in the future. If you terminate from employment with the Company prior to full vesting, you will forfeit and have no further rights with respect to any unvested portion of your RSUs or New Options.

All RSUs and New Options will be granted under the Plan. One share of Company common stock will be delivered to you for each RSU that vests. All New Options will be granted with an exercise price equal to the closing price of Tegal’s common stock as reported on the Nasdaq Capital Market as of the last trading date prior to the Grant Date. The New Options will have a term equal to the remaining term of your Eligible Options exchanged, as long as you remain employed by Tegal. For example, if you decide to exchange an Eligible Option which would otherwise expire in 2009 for New Options, your New Options will also expire in 2009.

We will issue a press release or otherwise notify each Eligible Employee and keep the Offer open for at least ten (10) business days after the date of such notification if we decide to take any of the following actions prior to the Expiration Date:

•	increase or decrease what we will give you in exchange for your Eligible Options; or

•	increase or decrease the number of Eligible Options to be exchanged in this Offer.

A “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:00 midnight through 11:59 p.m. Pacific Daylight Time.

2.  PURPOSE OF THIS OFFER.

Many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock as a result of volatility in our stock price. In many cases, these “out-of-the-money” stock options no longer serve as effective incentives to retain, motivate and reward our employees. Accordingly, our Board adopted the Option Exchange Program to revitalize the stock options held by our employees. We believe the Option Exchange Program is an effective means of recognizing employee contributions to our success and aligning employee and stockholder interests.

In order to balance the interests of both our employees and our stockholders, we have designed it to be an approximate “value-for-value” program. This means that, in the aggregate, the value of the stock options being exchanged is approximately the same as the value of the RSUs and New Options to be issued. Under our option pricing model, this requires that more stock options be surrendered than received in the exchange. The exchange formula was determined on the basis of a Black-Scholes model, a commonly used option valuation model, with advice from third-party compensation consultants. We cannot guarantee that, if you choose to exchange your Eligible Options for New Options, your New Options will have a lower exercise price than your Eligible Options. The Board makes no recommendation as to whether or not you should tender your Eligible Options for exchange. The Board recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors. You should consult with your personal outside advisor(s) if you have questions about your financial or tax situation.

3.  PROCEDURES.

Making Your Election. If you wish to accept this Offer, you must submit your Stock Option Exchange Election Form to us pursuant to the instructions on the Form no later than 11:59 p.m. Pacific Daylight Time on the Expiration Date. The Stock Option Exchange Election Form is provided in the packet regarding this Offer. If we do not receive your signed, written Stock Option Exchange Election Form by 11:59 p.m. Pacific Daylight Time on the Expiration Date, you will be deemed to have rejected this Offer. If we extend the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires. You do not need to return any stock option agreements as they will be automatically cancelled if we accept your Eligible Options for exchange.

If you have questions, please call Adam LaVigna @ 707-765-5656 or send an e-mail to alavigna@tegal.com.

Determination of Validity; Rejection of Elections; Waiver of Defects; No Obligation to Give Notice of Defects. We will resolve, in our sole discretion, all questions as to the number of shares subject to Eligible Options and the validity, form, eligibility (including time of receipt) and acceptance of written election forms. Our determination of these matters will be final and binding on all parties. We may reject any or all submissions to the extent that we determine they were not properly completed, signed and submitted, to the extent that we determine it is unlawful to accept the Eligible Options tendered for exchange or to the extent that any condition described in Section 6 of this Offer makes it inadvisable in our reasonable judgment to proceed with this Offer. Otherwise, we will properly accept and timely exchange Eligible Options that are not validly withdrawn. We may waive any of the conditions of this Offer or any error in any written election form with respect to any particular Eligible Options or any particular Eligible Employee. No Eligible Options will be accepted for exchange until all errors have been cured by the Eligible Employee exchanging the Eligible Options or waived by us. Neither we nor any other person is obligated to give notice of any errors involved in the exchange of any Eligible Options, and no one will be liable for failing to give notice of any errors.

Our Acceptance Constitutes an Agreement. If you elect to exchange any of your Eligible Option grants and you tender those Eligible Options according to the procedures described above, you will have accepted this Offer. However, only our acceptance of your Eligible Options that are properly exchanged will form a binding agreement between us and you on the terms and subject to the conditions of this Offer.

Subject to our right to extend, terminate and amend this Offer, we currently expect that we will accept promptly after the Expiration Date all properly and timely tendered Eligible Options that have not been validly withdrawn.

4.  CHANGE IN ELECTION.

You may only change your election by following the procedures described in this Section 4.

You may change your election at any time prior to 11:59 p.m. Pacific Daylight Time on the Expiration Date. If we extend this Offer beyond that time, you may change your election at any time until the extended Expiration Date. Additionally, in accordance with the legal requirements for tender offers, you may withdraw any options you elected to exchange if after forty (40) business days after the commencement of this Offer, we have not yet closed this Offer and we have not accepted for exchange all Eligible Option grants you elected to exchange. The date of the fortieth (40th ) business day after the commencement of this Offer is January 6, 2007.

You may change your election more than once. Your last completed, signed and properly submitted Stock Option Exchange Election Form will supersede any prior elections you may have submitted.

If you have questions regarding the process for changing your election, you may contact Adam LaVigna @ 707-765-5656 or send an e-mail to alavigna@tegal.com.

Neither we nor any other person is obligated to give notice of any errors you may make to your election form, and no one will be liable for failing to give notice of any errors. We will resolve, in our sole discretion, all questions as to the form and validity, including time of receipt, of any change to the documentation concerning this Offering. Our determinations of these matters will be final and binding on all parties.

5.	ACCEPTANCE OF ELIGIBLE OPTIONS FOR EXCHANGE, AND THE CANCELLATION AND ISSUANCE OF RSUs AND NEW OPTIONS.

On the terms and subject to the conditions of this Offer, promptly following the Expiration Date we will accept for exchange and cancellation all Eligible Options properly tendered and not validly withdrawn as of the Expiration Date. The RSUs and New Options will be granted approximately one (1) business day following expiration of the Offer, currently anticipated to be December 8, 2006, although for administrative processing reasons, you may not receive notice of your New Option grant for a period of time after the Grant Date. The Board retains the discretion to determine the Grant Date.

6.  CONDITIONS OF THIS OFFER.

We will not be required to accept any Eligible Options that you elect to exchange, upon the occurrence of one or more of the conditions described below. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options that you elect to exchange, in each case, if, at any time on or after the date hereof, and by 11:59 p.m. Pacific Daylight Time on the Expiration Date, we determine that any condition described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel Eligible Options that you elect to exchange. These conditions are as follows:

•
if any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the exchanged Eligible Options, the issuance of RSUs and/or New Options, or otherwise relates to this Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects;

•
if any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal, domestic or foreign, that, in our reasonable judgment, would or might directly or indirectly:

      (a) make it illegal for us to accept some or all of the Eligible Options or to issue some or all of the RSUs and/or New Options or otherwise restrict or prohibit consummation of this Offer or otherwise relate to this Offer;

      (b) delay or restrict our ability, or render us unable, to accept the Eligible Options for exchange and cancellation or to issue RSUs and/or New Options for some or all of the exchanged Eligible Options; or

(c) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

•	if there is:

(a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the -counter market; or

(b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	if another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us;

•	if any of the following change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership:

      (a) litigation or other proceedings are instituted against us, or any of our officers or members of our Board in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect Tegal collectively with our subsidiaries;

(b) a material loss or interference with our business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance;

(c) the suspension of trading in our equity securities by the SEC or by the Nasdaq Stock Market; or

      (d) a material change in the prospects for our business resulting from any number of factors such as a material adverse change in the financial or securities markets in the United States or elsewhere, or in political, financial or economic conditions in the United States or elsewhere, or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Tegal or our subsidiaries or on the trading in our common stock;

•	if we are required to extend the Expiration Date beyond January 6, 2007 as a result of action or determination by the SEC or other regulatory authority.

We may assert these conditions in our sole discretion at any time before the Expiration Date and we may waive them at any time before the Expiration Date, whether or not we waive any other condition to this Offer. Should we decide to waive or assert any of the conditions to this Offer, we must do so by 11:59 p.m. Pacific Daylight Time on the Expiration Date.

Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any particular right is not, and will not be construed as, the waiver of any other right. However, once we choose to waive a particular right, we may not reassert that particular right again in this Offer. Any determination we make concerning the events described in this Section 6 will be final and binding on all Eligible Employees.

We currently expect that we will accept all Eligible Options that are properly submitted to be exchanged and have not been validly withdrawn.

7.  PRICE RANGE OF COMMON STOCK.

There is no established trading market for the Eligible Options. The securities underlying the Eligible Options are shares of our common stock. Our common stock is quoted on the Nasdaq Capital Market under the symbol “TGAL”. The following table shows, for the periods indicated, the high and low sale prices per share of our common stock as reported by the Nasdaq Capital Market.

Year ended March 31, 2005	High	Low
First Quarter	$34.20	$15.24
Second Quarter	24.12	9.84
Third Quarter	23.52	12.60
Fourth Quarter	20.4	10.44
Year ended March 31, 2006
First Quarter	$17.52	$11.64
Second Quarter	12.00	7.56
Third Quarter	9.48	6.00
Fourth Quarter	8.40	5.76
Year ended March 31, 2007
First Quarter	$8.64	$3.96
Second Quarter	5.04	2.62
Third Quarter (through November 3, 2006)	4.79	3.61

As of November 3, 2006, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $3.85 per share.

The number of shares of our common stock outstanding as of November 3, 2006 was 7,072,289.

If you elect to receive New Options, we cannot guarantee that the New Options will have a lower exercise price than the Eligible Options. We recommend that you obtain and consider current market quotations for our common stock among other factors, before deciding whether to exchange your Eligible Options.

8.  SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RSUs AND NEW OPTION GRANTS.

Consideration. In this Offer, each Eligible Option may be exchanged for either RSUs or a New Option to be granted in accordance with the following exchange formula (rounded down to the next whole share): the value of your Eligible Options (as determined under an option pricing model) will be reduced by ten percent (10%), then that reduced amount will be divided by the fair market value of a share of Company common stock on the Grant Date. “Fair market value” for this purpose is the closing price of a share of Company common stock as reported on the Nasdaq Capital Market on the last trading day before the Grant Date. The option pricing model to be used is the Black-Scholes valuation model (a widely used model for calculating the value of derivative securities).

As of November 3, 2006, there were outstanding Eligible Options to purchase 310,812 shares of Company common stock. If we receive and accept for exchange all outstanding Eligible Options and all participants in the Offer elect to receive RSUs, we will grant RSUs representative of approximately 219,089 shares of our common stock, equaling approximately 3 percent of the total shares of our common stock outstanding as of November 3, 2006.

Exercise Price of New Options. All New Options will be granted with an exercise price equal to the closing price of our common stock as reported on the Nasdaq Capital Market the last trading day prior to the Grant Date. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options for which they are exchanged, because we can provide no assurance as to the price of our common stock in the future.

Vesting of RSUs and New Options. The RSUs and New Options will be completely unvested at the time of grant, regardless of the vesting schedule of the tendered Eligible Options, and the RSUs and New Options will vest in two annual installments: 50% vested on the first anniversary of the Grant Date, and 100% vested on the second anniversary of the Grant Date. Vesting is contingent upon your continuous employment with the Company through the applicable vesting dates. The New Options will become exercisable as they vest, and will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq Capital Market on the last trading day prior to the Grant Date. One share of Company common stock will be delivered to you for each RSU that vests. The purchase price of the shares of common stock to be issued upon settlement of your RSUs will be the par value of our common stock, which is equal to one-tenth of one cent ($0.01) and the par value will be deemed paid by your past services rendered to Tegal. As a result, you do not have to make a payment to Tegal to receive the shares of common stock to be issued upon your settlement of your RSUs.

If you terminate from employment with the Company prior to full vesting, you will forfeit and have no further rights with respect to any unvested portion of your RSUs and/or New Options.

For example, a fully vested Eligible Option grant would be exchangeable for a New Option grant with an exercise price set at the current market price on the trading day before the Grant Date and vesting over two years in annual installments, with vesting beginning on the first anniversary following the Grant Date.

Term of the New Options. The New Options will have a term equal to the remaining term of your Eligible Options exchanged, as long as you remain employed by Tegal. (See Section 8 of the Offer.) For example, if you decide to exchange an Eligible Option which would otherwise expire in 2009 for New Options, your New Options will also expire in 2009.

Other Terms and Conditions of the RSUs and New Options. All RSUs and New Options will be issued under and subject to the terms of the Plan. The New Options will not be exercisable prior to vesting. Shares of common stock will not be delivered under the RSUs until vesting. The other terms and conditions of the RSUs and New Options will be set forth in an award agreement to be entered into as of the Grant Date. Such other terms and conditions will be generally comparable to the other terms and conditions of other similar awards issued under the Plan. All New Options will be nonstatutory stock options granted under the Plan regardless of the tax status of the Eligible Options tendered for exchange. The shares of common stock that the RSUs represent and for which the New Options will be exercised are registered with the SEC.

9.	INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS INVOLVING STOCK OPTIONS.

A list of executive officers and members of our Board is attached to this Offer as Appendix A. Our executive officers are eligible to participate in this Offer. The members of our board of directors, however are not eligible to participate in this offer.

As of November 3, 2006, all of our executive officers as a group (6 persons) held options outstanding under the Plan to purchase a total of 301,736 shares of our common stock. This represented approximately 44% of the shares subject to all options outstanding under the Plan and the Fifth Amended and Restated Stock Option Plan for Outside Directors.

Since September 3, 2006, none of our executive officers have engaged in transactions which involved options to purchase our common stock or involved a purchase or sale of our common stock.

There is no agreement, arrangement or understanding between Tegal or, to the best of our knowledge, any of our executive officers or members of our Board, and any other person for the purchase or acquisition from Tegal of any of our securities, except for the following as of November 3, 2006:

•	outstanding options granted to executive officers to purchase an aggregate of 217,581 shares of common stock pursuant to the Plan; and

•	outstanding options granted to members of our Board to purchase an aggregate of 84,155 shares of common stock pursuant to our Fifth Amended and Restated Stock Option Plan for Outside Directors.

10.  STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER.

We will cancel the difference between Eligible Options surrendered and RSUs and New Options issued and the shares of stock underlying such Eligible Options will be added to the number of shares reserved for issuance under the Eighth Amended and Restated 1998 Equity Participation Plan. Assuming exchange of all of the Eligible Options for RSUs and New Options, an aggregate of 65,013 options will be returned to the reserved share pool.

Under Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment (“SFAS 123R”), we would be required to recognize an expense as a result of the grant of New Options in exchange for Eligible Options to the extent the fair value of the New Options exceeds the fair value of the Eligible Options surrendered under an applicable option valuation model. We would be required to recognize an expense of the grant of RSUs to the extent that the number of shares underlying the RSUs multiplied by the last reported sales price of Company common stock on the Grant Date exceeds the fair value of the Eligible Options immediately before their cancellation. Because the Offer has been designed as an approximate value-for-value exchange, we expect to incur little or no charge to earnings for financial accounting purposes as a result of this Offer. However, due to a number of factors, including but not limited to our inability to predict which or how many Eligible Options will be exchanged, or what the future market price of our common stock will be on the Grant Date, we cannot predict what exact charge to earnings might result from the Option Exchange Program.

11.  LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by this Offer, or of any approval or other action by any government or regulatory authority or agency, other than SEC review and certain exemption or notice filings that may be required in certain countries outside the United States, that is required for the exchange of Eligible Options for RSUs and New Options. If any other approval, exemptive filing, notice filing or action should be required, we presently intend to seek the approval, make such filing or take the action. This could require us to delay the acceptance of any Eligible Options that you elect to exchange. We cannot assure you that we would be able to obtain any required approval, make such filing or take any other required action. Our obligation under this Offer to accept exchanged Eligible Options and to issue RSUs and New Options is subject to the conditions described in Section 6 of this Offer.

12.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a summary of the material U.S. federal income tax consequences of the exchange of eligible options for RSUs and New Options pursuant to the Offer for those Eligible Employees subject to U.S. Federal income tax. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of this offering circular, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. If you are a citizen or a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social security consequences in more than one country that may apply to you.

We recommend that you consult your own tax advisor with respect to the United States federal, state and local tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

U.S. Federal Income Tax Consequences of Restricted Stock Units (RSUs). The exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal or state income tax purposes upon grant of RSUs. Instead, you will recognize ordinary income when the RSU vests and no longer can be forfeited, and the shares of stock are delivered, at which time Tegal will also generally have a tax withholding obligation. The amount of ordinary income you recognize will equal the fair market value of the shares on the vesting date, less the amount, if any, you paid for the shares. Although not obligated to do so, Tegal intends to automatically withhold a sufficient number of otherwise distributable shares of common stock when RSUs vest to satisfy all tax withholding obligations.

U.S. Federal Income Tax Consequences of New Options. The exchange of Eligible Options, whether non-qualified options or incentive stock options under Section 422 of the Internal Revenue Code, should be treated as a non-taxable exchange and no income should be recognized for U.S. federal or state income tax purposes upon grant of the New Options. However, when you exercise a New Option, the difference between the exercise price of such option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time.

All of the New Options you will be issued in exchange for your Eligible Options will be nonqualified stock options. The subsequent sale of the shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income previously recognized with respect to the shares, and these capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following exercise of the option.

U.S. Federal Income Tax Consequences of Incentive Stock Options. So that you are able to compare the tax consequences of RSUs and New Options to those of any of your Eligible Options that are incentive stock options under Section 422 of the Internal Revenue Code, we have included the following summary as a reminder of the tax consequences generally applicable to incentive stock options under U.S. Federal income tax law:

Under current U.S. tax law, an option holder will not realize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. However, an option holder’s alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Except in the case of an option holder’s death or disability, if an option is exercised more than three (3) months after the option holder’s termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to nonstatutory stock options.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

•	more than 2 years after the date the incentive stock option was granted; and

•	more than 1 year after the date the incentive stock option was exercised.

If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale.

If the disposition is not qualifying, which we refer to as a “disqualifying disposition,” the excess of the fair market value of the option shares on the date the option was exercised (or, if less, the amount realized on the disposition of the shares) over the exercise price will be taxable income to the option holder at the time of the disposition.

Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than 1 year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, we will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

If you exchange an Eligible Option that is an incentive stock option, the New Options you receive will be nonqualified stock options. Accordingly, you would be giving up the tax treatment of incentive stock options if you participate in this Offer.

The above descriptions are only a summary of the U.S. federal income tax consequences of the exchange of Eligible Options under this Offer, and is not intended to provide you with any tax advice in connection with this summary or this Offer. We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in this Offer. Also, please note that as a result of the American Jobs Creation Act of 2004, options amended in a certain manner or granted with an exercise price that was lower than the fair market value of the underlying shares at the time of grant may be taxable to you before you exercise your option. As of the date of this Offer, how such options will be taxed is unclear.

13.  EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.

We may, at any time prior to the Expiration Date, extend the period of time during which this Offer is open and delay accepting any tendered Eligible Options by announcing the extension and giving oral or written notice of the extension to Eligible Employees.

You may withdraw your options at any time before the Expiration Date by following the procedures described in Section 3.

Additionally, in accordance with the legal requirements for tender offers, you may withdraw any options you elected to exchange if after forty (40) business days after the commencement of this Offer, we have not yet closed this Offer and we have not accepted for exchange all Eligible Option grants you elected to exchange. The date of the fortieth (40th ) business day after the commencement of this Offer is January 6, 2007.

We may, at any time prior to the Expiration Date, terminate, postpone or amend this Offer. To postpone accepting or canceling Eligible Options, we must announce the postponement and give oral or written notice of the postponement to the Eligible Employees. Our right to postpone accepting and canceling Eligible Options may be limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (the “Exchange Act”), which requires that we pay the consideration offered or return the Eligible Options promptly after we terminate or withdraw this Offer.

Subject to applicable law, we may amend this Offer in any way, including decreasing or increasing the consideration offered in this Offer to Eligible Employees or by decreasing or increasing the number of Eligible Options to be exchanged or surrendered in this Offer.

We may amend this Offer at any time prior to the expiration of this Offer by announcing the amendment. If we extend the length of time during which this Offer is open, the amendment must be announced no later than 9:00 a.m. Pacific Daylight Time on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to this Offer will be sent promptly to Eligible Employees in a manner reasonably designed to inform Eligible Employees of the change.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which a tender or exchange offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

In addition, if we decide to take any of the following actions, we will publish a notice electronically or otherwise inform you in writing of such action and keep the exchange offer open for at least 10 business days after the date of such notification: (a) we increase or decrease the amount of consideration offered for the Eligible Options; or (b) we increase or decrease the number of Eligible Options that may be tendered in the Offer.

14.  FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person pursuant to this Offer.

15.  ADDITIONAL INFORMATION.

This Offer document is part of a Tender Offer Statement on Schedule TO that we have filed with the Securities and Exchange Commission (“SEC”). This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your Eligible Options:

(a) our Annual Report on Form 10-K for our fiscal year ended March 31, 2006, filed with the SEC on June 13, 2006;

(b) our Quarterly Report on Form 10-Q for our quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

(c) our Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders, filed with the SEC on June 20, 2006; and

      (d) the description of the common stock contained in our Registration Statement on Form 8-A (File No. 01-26824), which was declared effective by the Commission on October 18, 1995, including any subsequently filed amendments and related reports.

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at www.sec.gov and our Exchange Act filings are also available at our web site at www.tegal.com.

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our common stock is currently quoted on the Nasdaq Capital Market under the symbol “TGAL”.

We will also provide without charge to each person to whom we deliver a copy of this Offer, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Tegal Investor Relations
2201 South McDowell Boulevard
Petaluma, CA  94954

or the investor relations portion of our website at http://www.Tegal.com or by telephoning us at (707) 763-5600.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this Offer.

16. FINANCIAL STATEMENTS

Attached as Appendix B to this Offer are our financial statements included in our Annual Report on Form 10-K for our fiscal year ended March 31, 2006 and our financial statements included in our most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. In addition, set forth below is our ratio of earnings to fixed charges for the fiscal years ended March 31, 2004, 2005, and 2006 and for the quarter ended June 30, 2006, and the book value per share information as of June 30, 2006.

	Fiscal Year Ended March 31,			Three Months Ended
	2004	2005	2006	June 30, 2006
Ratio of earnings to fixed charges (1)	—	—	—	—

(1)
For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on capital leases and interest on debenture financing. Earnings were insufficient to cover fixed charges by $41,463, $4,000, $0, and $0 in fiscal years 2004, 2005, 2006 and the three months ended June 30, 2006.

The book value per share of the Company at June 30, 2006 was $.29, based on 7,023,000 shares (on a post-reverse split basis) outstanding as of June 30, 2006.

More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 15 of this Offer.

17. MISCELLANEOUS

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your Eligible Options through the Offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this offer to exchange and in the related option exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

APPENDIX A

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TEGAL

      The executive officers and members of the board of directors of Tegal and their positions and offices as of November 3, 2006, are set forth in the following table:

Name	Position and Offices Held

Thomas R Mika	President, Chief Executive Officer and Chairman of the Board

Christine T Hergenrother	VP, Chief Financial Officer, Secretary and Treasurer

Scott L Brown	Vice President

Murali Narasimhan	Vice President

Steve Selbrede	Vice President, Chief Technology Officer

Vahan Tchakerian	Vice President

Edward Dohring	Director

Jeffrey Krauss	Director

Duane Wadsworth	Director

      The business address of each director and executive officer is: c/ o Tegal Corporation, 2201 South McDowell Boulevard, Petaluma, CA, 94954. The business telephone number of each director and executive officer is (707) 763-5600.

	Shares Beneficially
Name	Owned	Percent of Class (%)
Thomas R Mika	85,541	1.20
Christine T Hergenrother	7,862	*
Scott L Brown	0	—
Murali Narasimhan	10,417	*
Steve Selbrede	35,416	*
Vahan Tchakerian	17,461	*
Edward Dohring	30,064	*
Jeffrey Krauss	30,898	*
Duane Wadsworth	15,900	*
Total	233,559	3.28
* Less than one percent.

A-1

Appendix B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-26824

TEGAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	68-0370244
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

2201 South McDowell Blvd. Petaluma, California 94954
(Address of Principal Executive Offices)

Telephone Number (707) 763-5600
(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.) (Check One):
Large accelerated filer ☐   Accelerated filer ☐  Non-accelerated filer ☒

As of August 11, 2006 there were 7,038,957 shares of our common stock outstanding. The number of shares outstanding reflects a 1 to 12 reverse stock split effected by the Registrant on July 25, 2006.

TEGAL CORPORATION AND SUBSIDIARIES

INDEX

		Page
	PART I. FINANCIAL INFORMATION

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
	Condensed Consolidated Balance Sheets as of June 30, 2006 and March 31, 2006	3
	Condensed Consolidated Statement of Operations for the three months ended June 30, 2006 and June 30, 2005	4
	Condensed Consolidated Statement of Cash Flows as of June 30, 2006 and June 30, 2005	5
	Notes to Condensed Consolidated Financial Statements	6
ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
	OF OPERATIONS	12
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	18
ITEM 4.	CONTROLS AND PROCEDURES	19

	PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS	19
ITEM 1A.	RISK FACTORS	20
ITEM 6.	EXHIBITS	24
SIGNATURES		24

PART I — FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

TEGAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)

	June 30, 2006	March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$12,640	$13,787
Accounts receivable, net of allowances for sales returns and doubtful accounts of $356 and $205 at June 30, 2006, and March 31, 2006, respectively	6,344	5,265
Inventories	6,974	7,700
Prepaid expenses and other current assets	1,284	1,270
Total current assets	27,242	28,022
Property and equipment, net	1,692	1,849
Intangible assets, net	1,396	1,474
Other assets	148	146
Total assets	$30,478	$31,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and bank lines of credit	$107	$27
Accounts payable	2,708	2,458
Accrued product warranty	668	506
Deferred revenue	564	477
Accrued expenses and other current liabilities	2,264	1,975
Total current liabilities	6,311	5,443
Long-term portion of capital lease obligations	—	2
Other long term obligations	—	6
Total long term liabilities		8
Total liabilities	$6,311	$5,451

Stockholders’ equity:
Preferred stock; $ 0.01 par value; 5,000,000 shares authorized; none issued and outstanding	$—	$—
Common stock; $ 0.01 par value; 200,000,000 shares authorized; 7,039,173 and 7,021,088 shares issued
and outstanding at June 30, 2006 and March 31, 2006 respectively	844	842
Restricted Share Units	840	1,034
Deferred Compensation	(224)	(224)
Additional paid-in capital	119,471	119,010
Accumulated other comprehensive income	192	532
Accumulated deficit	(96,956)	(95,154)
Total stockholders’ equity	24,167	26,040
Total liabilities and stockholders’ equity	$30,478	$31,491

See accompanying notes.

TEGAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)

	Three Months Ended June 30,
	2006	2005

Revenue	$6,576	$3,052
Cost of sales	4,078	2,377
Gross profit (loss)	2,498	675
Operating expenses:
Research and development	996	1,176
Sales and marketing	1,044	644
General and administrative	2,302	1,240
Total operating expenses	4,342	3,060
Operating loss	(1,844)	(2,385)
Other income (expense), net	42	(122)
Net loss	$(1,802)	$(2,507)
Net loss per share, basic and diluted	$(0.26)	$(0.57)
Shares used in per share computation:
Basic	7,023	4,409
Diluted	7,023	4,409

Note: Shares used in per share computation for Basic and Diluted reflect a 1 to12 reverse stock split effected by the Company on July 25, 2006

See accompanying notes.

TEGAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Three Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(1,802)	$(2,507)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	232	339
Stock Compensation Expense	230
Fair value of warrants issued for services rendered	26	84
Provision for doubtful accounts and sales return allowances	152	(3)
Excess and obsolete inventory provision	(2,089)
Changes in operating assets and liabilities:
Receivables	(1,017)	(778)
Inventories	2,324	(733)
Prepaid expenses and other assets	(13)	(46)
Accounts payable	211	53
Accrued expenses and other liabilities	224	(392)
Accrued product warranty	112	(5)
Deferred revenue	87	156
Net cash used in operating activities	$(1,322)	$(3,832)

Cash flows used in investing activities:
Purchases of property and equipment	$(20)	$(84)
Loss on disposal of property and equipment	23
Net cash used in investing activities:	3	(84)

Cash flows provided by financing activities:
Net proceeds from issuance of common stock	4	126
Borrowings under lines of credit	94	34
Repayment of borrowings under lines of credit		(110)
Proceeds from and (payments on) capital lease financing	(2)	(3)
Net cash provided by financing activities	96	47
Effect of exchange rates on cash and cash equivalents	76	(26)
Net increase (decrease) in cash and cash equivalents	(1,147)	(3,895)
Cash and cash equivalents at beginning of period	13,787	7,093
Cash and cash equivalents at end of period	$12,640	$3,198

See accompanying notes.

TEGAL CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in thousands, except share data)

1. Basis of Presentation:

In the opinion of management, the unaudited condensed consolidated interim financial statements have been prepared on the same basis as the March 31, 2006 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth herein. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the “SEC”), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles. These interim financial statements should be read in conjunction with the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006. The results of operations for the three months ended June 30, 2006 are not necessarily indicative of results to be expected for the entire year.

The condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,802 and $2,507 for the periods ended June 30, 2006 and 2005, respectively. The Company generated negative cash flows from operations of $1,322 and $3,832 for the period ended June 30, 2006 and 2005, respectively. During the Fiscal Year 2006 the Company raised a net of $18,161 through a private investment placement of equity. Management believes that these proceeds, combined with projected sales, consolidation of certain operations and continued cost containment will be adequate to fund operations through fiscal 2007. However, projected sales may not materialize and unforeseen costs may be incurred. If the projected sales do not materialize, the Company’s ability to achieve its intended business objectives may be adversely affected. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount or classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

On July 21, 2006, Tegal Corporation filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Company’s Certificate of Incorporation to affect a 1-for-12 reverse stock split of the Company’s common. The condensed consolidated financial statements for current and prior periods have been adjusted to reflect the change in number of shares.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of temporary cash investments and accounts receivable. Substantially all of the Company’s temporary investments are invested in money market funds. The Company’s accounts receivable are derived primarily from sales to customers located in the U.S., Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses. Write-offs during the periods presented have been insignificant.

During the three months ending June 30, 2006, three (3) customers (ST Microelectronics, FlipChip, and RF Micro Devices) accounted for 83% of total revenues. During the three months ending June 30, 2005, three (3) customers accounted for 63% of total revenues.

During the three months ended June 30, 2006 and June 30, 2005, three customers accounted for approximately 80% and 70%, respectively of the accounts receivable balance

Stock Based Compensation

Adoption of SFAS 123R

The Company has adopted several stock plans that provide equity instruments to our employees and non-employee directors. Our plans include incentive and non-statutory stock options and restricted stock awards. Stock options generally vest ratably over a four-year period on the anniversary date of the grant, and expire ten years after the grant date. Restricted stock awards generally vest on the achievement of specific performance targets. The Company also has employee stock purchase plans that allow qualified employees to purchase Company shares at 85% of the fair market value on specified dates.

Prior to April 1, 2006 we accounted for these stock-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” or APB 25, and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock Based Compensation,” or SFAS 123. With the exception of grants of restricted stock awards, we generally recorded no stock-based compensation expense during periods prior to April 1, 2006 as all stock-based grants had exercise prices equal to the fair market value of our common stock on the date of grant. We also recorded no compensation expense in connection with our employee stock purchase plans as they qualified as non-compensatory plans following the guidance provided by APB 25. In accordance with SFAS 123 and SFAS 148 “Accounting for Stock-Based Compensation-Transition and Disclosure,” later in this Note we disclose our net loss and net loss per share for the quarter ended June 30, 2005 as if we had applied the fair value-based method in measuring compensation expense for our stock-based compensation plans.

Effective April 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective transition method. Under that transition method, compensation expense that we recognized for the three months ended June 30, 2006 included: (a) compensation expense for all share-based payments granted prior to but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based payments granted or modified on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Compensation expense is recognized only for those awards that are expected to vest, whereas prior to the adoption of SFAS 123R, we recognized forfeitures as they occurred. In addition, we elected the straight-line attribution method as our accounting policy for recognizing stock-based compensation expense for all awards that are granted on or after April 1, 2006. Results in prior periods have not been restated.

Total stock compensation expense for the period ended June 30, 2006 was $230. The total compensation expense related to nonvested awards not yet recognized is $1,019. The weighted average period for which it is expected to be recognized is 2.3 years.

Had the Company adopted SFAS No 123R during the fiscal year ended March 31, 2006, compensation expense of approximately $1,770 would have been recognized in the consolidated statements of operations for the year ended March 31, 2006.

The following assumptions are included in the estimated grant date fair value calculations for the Company’s stock option awards and Employee Qualified Stock Purchase Plan (“ESPP”):

	Three Months Ended June 30,
	2006	2005
Expected life (years):
Stock options	4.0	4.0
ESPP	0.5	0.5
Volatility:
Stock options	82.40%	71.00%
ESPP	82.40%	71.00%
Risk-free interest rate	5.25%	3.21%
Dividend yield	0.00%	0.00%

During the three months ended June 30, 2006, there were no stock option grants.

The following table illustrates on a post reverse stock split basis, the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based compensation (in thousands, except per share data):

	Three Months Ended June 30, 2005
Net loss as reported		$(2,507)
Add: Stock-based employee compensation expense included in reported net loss
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards		(546)
Proforma net loss		$(3,053)
Basic net loss per share:
As reported	$	(0.57)
Proforma		$(0.69)

The disclosure provisions of SFAS No. 123R and SFAS No. 148 require judgments by management as to the estimated lives of the outstanding options. Management has based the estimated life of the options on historical option exercise patterns. If the estimated life of the options increases, the valuation of the options will increase as well.

Stock Options & Warrants

A summary of stock option and warrant activity during the quarter ended June 30, 2006 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
BEGINNING OUTSTANDING	2,304,522	$13.70
GRANTED	0
EXERCISED	0
CANCELLED:
Forfeited	(260)	$15.60
Expired	(23,945)	$29.10
Total	(24,206)	$28.96

ENDING OUTSTANDING	2,280,317	$13.54	5.12	5,884
ENDING VESTED + EXPECTED TO VEST	2,260,139	$13.56	0.10	5,884
ENDING EXERCISABLE	2,081,878	$13.76	4.84	5,884

The aggregate intrinsic value of options and warrants outstanding at June 30, 2006 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 16,344 warrants that had an exercise price that was lower than the market price of our common stock as of June 30, 2006.

The following table summarizes information with respect to stock options and warrants outstanding as of June 30, 2006:

Range of Exercise Prices		Number Outstanding As of June 30, 2006	Weighted Average Remaining Contractual Term (in Years)	Weighted Average Exercise Price	Number Exercisable As of June 30, 2006
$4.20	$8.28	353,839	7.09	$6.99	244,152
9.60	9.96	13,554	3.82	9.74	13,207
12.00	12.00	1,285,000	4.18	12.00	1,285,000
12.36	12.96	243,191	7.52	12.43	194,162
13.20	25.68	245,833	6.82	16.65	206,458
27.00	82.56	130,150	1.61	37.61	130,150
92.26	92.26	417	3.69	92.26	417
92.52	92.52	4,167	3.63	92.52	4,167
99.00	99.00	2,500	3.74	99.00	2,500
105.00	105.00	1,667	2.48	105.00	1,667
$4.20	$105.00	2,280,317	5.12	$46.71	2,081,878

Restricted Stock Units

The following table summarizes our restricted stock award activity for the three ended June 30, 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance, March 31, 2006	79,167	$10.20
Granted	—	—
Vested	—	—
Forfeited	—	—
Released	16,667	11.64
Balance, June 30, 2006	62,500	$9.82

Unvested restricted stock at June 30, 2006

As of June 30, 2006, there was $224 of total unrecognized compensation cost related to restricted stock which is expected to be recognized during the current fiscal year. As of June 30, 2006, there were a total of 54,167 restricted shares subject to performance conditions that will result in forfeiture if the conditions are not realized.

2. Inventories:

Inventories are stated at the lower of cost or market, reduced by provisions for excess and obsolescence. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis and includes material, labor and manufacturing overhead costs. We estimate the effects of excess and obsolescence on the carrying values of our inventories based upon estimates of future demand and market conditions. We establish provisions for related inventories in excess of production demand. Should actual production demand differ from our estimates, additional inventory write-downs may be required, as was the case in the forth quarter of fiscal 2005. Any excess and obsolete provision is released only if and when the related inventory is sold or scrapped. During the three months ending June 30, 2006 and June 30, 2005, the Company sold or scrapped previously reserved inventory of $2,088 and $155 respectively. The inventory provision at June 30, 2006 and June 30, 2005 was $5,047 and $8,126, respectively.

Inventories for the periods presented consisted of:

	June 30 2006	March 31 2006
Raw materials	$586	$1,692
Work in progress	4,435	4,173
Finished goods and spares	1,953	1,835
	$6,974	$7,700

We periodically analyze any systems that are in finished goods inventory to determine if they are suitable for current customer requirements. At the present time, our policy is that, if after approximately 18 months, we determine that a sale will not take place within the next 12 months and the system would be useable for customer demonstrations or training, it is transferred to fixed assets. Otherwise, it is expensed.

3. Product Warranty:

The Company provides warranty on all system sales based on the estimated cost of product warranties at the time revenue is recognized. The warranty obligation is affected by product failure rates, material usage rates, and the efficiency by which the product failure is corrected. Should actual product failure rates, material usage rates and labor efficiencies differ from estimates, revisions to the estimated warranty liability may be required.

Warranty activity for the three-month periods ended June 30, 2006 and 2005 was:

	Warranty Activity for the Three Months Ended June 30,
	2006	2005
Balance at the beginning of the period	$506	$252
Additional warranty accruals for warranties issued during the period	384	45
Accruals related to pre-existing warranties	(62)
Less settlements made during the period	(160)	(59)
Balance at the end of the period	$668	$238

Certain of the Company's sales contracts include provisions under which customers would be indemnified by the Company in the event of, among other things, a third-party claim against the customer for intellectual property rights infringement related to the Company's products. There are no limitations on the maximum potential future payments under these guarantees. The Company has accrued no amounts in relation to these provisions as no such claims have been made and the Company believes it has valid, enforceable rights to the intellectual property embedded in its products.

4. Net Loss Per Common Share:

Basic net loss per common share is computed using the weighted-average number of shares of common stock outstanding.
The following table represents the calculation of basic and diluted net loss per common share (in thousands, except per share data):

	Three Months Ended June 30,
	2006	2005
Net loss applicable to common stockholders	$(1,802)	$(2,507)
Basic and diluted:
Weighted-average common shares outstanding (adjusted to reflect 1 to 12 reverse stock split)	7,023	4,409
Less weighted-average common shares subject to repurchase…	0	0
Weighted-average common shares used in computing basic and diluted net loss per common share …………………………	7,023	4,409
Basic and diluted net loss per common share …………………….	$(0.26)	$(0.57)

Outstanding options, warrants and restricted stock equivalent of 2,342,817 and 9,749 shares of common stock at a weighted-average exercise price of $13.54 and $6.84 per share on June 30, 2006 and 2005 respectively, were not included in the computation of diluted net loss per common share for the periods presented as a result of their anti-dilutive effect. Such securities could potentially dilute earnings per share in future periods.

5. Stock-Based Transactions:

Issuance of Warrants to Consultants

The Company is party to a contract with certain consultants pursuant to which the Company will issue warrants on a monthly basis in lieu of cash payments through August 2006, depending upon the continuation of the contract and the achievement of certain performance goals. The maximum number of warrants to be issued under these agreements is 82,500 shares. During the three months ended June 30, 2006 and June 30, 2005 6,667 and 7,083, respectively, were issued valued at $32 and $84, respectively, using the Black Scholes model with an exercise price at the market value on the day of the grant. The life of the warrants is five and seven years with an interest rate of 2.225% and volatility of 118% and 115% respectively. None of these warrants have been exercised as of June 30, 2006.

6. Lines of Credit:

As of June 30, 2006, our Japanese subsidiary had $107 outstanding under its lines of credit which is collateralized by Japanese customer promissory notes held by such subsidiary in advance of payment on customers’ accounts receivable. The two credit lines have a total borrowing capacity of 150 million yen (approximately $1,304 at exchange rates prevailing on June 30, 2006), which are secured by Japanese customer promissory notes held by such subsidiary in advance of payment on customers’ accounts receivable. The two Japanese bank lines bear interest at Japanese prime (1.375% as of June 30, 2006) plus 0.875%. At of June 30, 2005, the Company’s Japanese subsidiary had borrowed 3.9 million Yen (approximately $35 at exchange rates prevailing on June 30, 2005) under its Japanese bank line of credit. The credit line has a total borrowing capacity of 150 million Yen (approximately $1,351 at exchange rates prevailing on June 30, 2005).

Notes payable as of June 30, 2006 consisted of capital lease obligations on fixed assets totaling $11.

7. Legal Proceedings
Sputtered Films, Inc. v. Advanced Modular Sputtering, et al., filed in Santa Barbara County Superior Court.

On December 22, 2003, Sputtered Films, Inc. ("SFI"), a wholly owned subsidiary of the Company, filed an action against two former employees, Sergey Mishin and Rose Stuart-Curran, and a company they formed after leaving their employment with SFI named Advanced Modular Sputtering, Inc. ("AMS"). Sergey Mishin and Rose Stuart-Curran had each signed confidentiality and non-disclosure agreements regarding information obtained while employed by SFI. The action contains causes of action for specific performance, breach of contract, breach of the covenant of good faith and fair dealing, misappropriation of trade secrets, unfair competition, unfair business practices, and interference with prospective economic advantage, conversion, unjust enrichment, and declaratory relief. These claims arise out of information SFI received evidencing that AMS possessed and used SFI's confidential, proprietary and trade secret drawings, specifications and technology to manufacture the sputtering tool marketed by AMS.

During 2004 and 2005, this litigation was largely stalled while AMS and Agilent Technologies, Inc. contested SFI's right to conduct discovery. This dispute was resolved in late 2005 when the California Court of Appeal affirmed SFI's trade secret identification as statutorily sufficient. On November 18, 2005, SFI requested leave to add Agilent Technologies, Inc. ("Agilent") as a defendant based on evidence that Agilent and AMS co-developed the machines which SFI contends were built using SFI proprietary information. The Court granted SFI's request and Agilent was served as a Doe defendant on December 12, 2005. In early December, SFI learned that Agilent transferred its Semiconductor Products Group to a number of Avago entities effective December 1, 2005, and accordingly SFI sought and received court approval to add Avago Technologies U.S., Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing, Inc (collectively the "Avago Entities") as defendant in this action. On April 25, 2006, the Avago Entities filed a Cross-Complaint against SFI and Tegal Corporation alleging causes of action for breach of contract, trade secret misappropriation, unfair competition, conversion, unjust enrichment and declaratory relief. The Cross-Complaint alleges on information and belief that SFI misused information obtained from Hewlett-Packard in connection with Hewlett-Packard's request to purchase SFI machines or to upgrade SFI machines Hewlett-Packard already owned. SFI and Tegal Corporation intend to vigorously contest all such allegations. Trial is currently set for November 8, 2006, although the Court has indicated that it may bifurcate the Avago Entities' cross-claims. The Court severed from SFI's action the Cross-Complaint filed by the Avago Entities, and all matters regarding the Avago Cross-Complaint, including discovery, are stayed until after completion of the trial on SFI's Complaint.

8. Geographical Information

Tegal operates in one segment for the manufacture, marketing and servicing of integrated circuit fabrication equipment. In accordance with SFAS No. 131 (SFAS 131) “Disclosures About Segments of an Enterprise and Related Information,” Tegal’s chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since Tegal operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the consolidated financial statements.

For geographical reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets consist primarily of property, plant and equipment, and are attributed to the geographic location in which they are located. Net sales and long-lived assets by geographic region were as follows:

	Revenue for the Three Months Ended June 30,
	2006	2005
Sales to customers located in:
United States	$5,044	$327
Asia, excluding Japan	179	140
Japan	524	578
Europe	829	2,007
Total sales	$6,576	$3,052

	Long-lived Assets as of June 30,
	2006	2005
Long-lived assets at period-end:
United States	$4,336	$4,857
Europe	14	5
Japan	10	19
Asia, excluding Japan	2	2
Total long-lived assets	$4,362	$4,883

9. Comprehensive Income (Loss):

The components of comprehensive loss for the three months ended June 30, 2006 and 2005 are as follows:

	Three Months Ended June 30,
	2006	2005
Net loss	$(1,802)	$(2,507)
Foreign currency translation adjustment	(331)	174
Total comprehensive loss	$(2,133)	$(2,333)

10. Subsequent Events

Reverse Stock Split

On July 21, 2006, Tegal Corporation filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Company’s Certificate of Incorporation to effect a 1-for-12 reverse stock split of the Company’s common stock (the “Reverse Stock Split”). The Reverse Stock Split received the required approval of the Company’s stockholders at the Company’s annual meeting held on July 21, 2006. The reverse stock split took effect before trading began on Tuesday, July 25, 2006, at which time the symbol will changed to TGALD. The symbol will return to the normal TGAL at the open of the market on August 22, 2006. In lieu of any fractional shares to which a holder of common stock would otherwise be entitled as a result of the Reverse Stock Split, the Company will pay cash equal to such fraction multiplied by $4.68, which is the average of the high and low trading prices of our common stock on the Nasdaq Capital Market during regular trading hours for the five trading day period ending on July 21, 2006.

On August 8, 2006, the Company received notice from the Nasdaq Stock Market that it had regained compliance with its listing requirements.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
For Annual and Transition Reports Pursuant to Sections 13 or #15D of the Securities and Exchange Act of 1934
________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended March 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission file number: 0-26824

Tegal Corporation
(Exact name of registrant as specified in its charter)

Delaware	68-0370244
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2201 South McDowell Boulevard
Petaluma, California	94954
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (707) 763-5600

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing sale price of the common stock on September 30, 2005 as reported on the NASDAQ Smallcap Market, was $59,593,820. As of May 19, 2006, 84,253,058 shares of the registrant’s common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant’s 2006 Annual Meeting of Stockholders to be held July 21, 2006 will be filed with the Commission within 120 days after the close of the registrant’s fiscal year and are incorporated by reference in Part III.

PART I

Item 8.  Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Tegal Corporation

We have audited the accompanying consolidated balance sheets of Tegal Corporation as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. We have also audited the information presented in Schedule II that is listed in the index and appearing under Item 15(a)(2), for the years ended March 31, 2006 and 2005. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tegal Corporation as of March 31, 2006 and 2005, and the consolidated results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the information presented in Schedule II for the years ended March 31, 2006 and 2005, when considered in relation to the March 31, 2006 and 2005, consolidated financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Moss Adams LLP

Santa Rosa, California
June 9, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Tegal Corporation:

In our opinion, the consolidated statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2004 listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the results of operations and cash flows of Tegal Corporation and its subsidiaries for the year ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended March 31, 2004 listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring net losses and has generated negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
San Jose, California
June 25, 2004

TEGAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	2005
	(In thousands, except
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$13,787	$7,093
Accounts receivable, net of allowances for sales returns and doubtful accounts of $205 and $533 at March 31, 2006 and 2005, respectively	5,265	1,897
Inventories, net	7,700	5,140
Prepaid expenses and other current assets	1,270	641
Total current assets	28,022	14,771
Property and equipment, net	1,849	3,342
Intangible assets, net	1,474	1,796
Other assets	146	183
Total assets	$31,491	$20,092
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and bank lines of credit	$27	$159

Accounts payable	2,458	3,607
Accrued product warranty	506	252
Deferred revenue	477	122
Accrued expenses and other current liabilities	1,975	2,575
Total current liabilities	5,443	6,715
Long-term portion of capital lease obligations	2	13
Other long term obligations	6	64
Total long term liabilities	8	77
Total liabilities	$5,451	6,792
Commitments and contingencies (Note 6)
Stockholders’ equity:
Preferred stock; $0.01 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 200,000,000 shares authorized; 84,253,058 and 52,843,520 shares issued and outstanding at March 31, 2006 and 2005, respectively	842	528
Restricted Stock Units	1,034
Deferred Compensation	(224)
Additional paid-in capital	119,010	99,156
Accumulated other comprehensive income (loss)	532	(110)
Accumulated deficit	(95,154)	(86,274)
Total stockholders’ equity	26,040	13,300
Total liabilities and stockholders’ equity	$31,491	$20,092

See accompanying notes to consolidated financial statements.

TEGAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2006	2005	2004
	(In thousands, except share
	and per share data)
Revenue	$21,757	$14,888	$16,528
Cost of revenue	15,741	11,621	11,881
Gross profit	6,016	3,267	4,647
Operating expenses:
Research and development expenses	4,753	5,772	3,305
Sales and marketing expenses	2,963	2,905	2,347
General and administrative expenses	7,139	6,459	3,973
In-process research and development		1,653	2,202
Total operating expenses	14,855	16,789	11,827
Operating loss	(8,839)	(13,522)	(7,180)
Interest income (expense), net	291	(2,064)	(5,521)
Other income (expense), net	(864)	223	99
Total other expense, net	(573)	(1,841)	(5,422)
Income Taxes	532
Net loss	$(8,880)	$(15,363)	$(12,602)
Net loss per share:
Basic and diluted	$(0.13)	$(0.33)	$(0.56)

Weighted average shares used in per share computations:
Basic and diluted	70,831	46,879	22,442

See accompanying notes to consolidated financial statements.

TEGAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated		Total
			Additional	Other		Stock-	Compre-
	Common Stock		Paid-in	Comprehensive	Accumulated	Holders’	hensive
	Shares	Amount	Capital	Income	Deficit	Equity	Loss
	(In thousands, except share and per share data)

Balances at March 31, 2003	16,091,762	161	68,806	465	(58,309)	11,123	—
Common stock issued under option and stock purchase plans	90,269	1	68	—	—	69	—
Common stock issued for acquisition	1,499,994	15	2,327	—	—	2,342	—
Restricted stock issued for services rendered	158,311		332	—	—	332	—
Options and warrants, issued in previous years, exercised for services rendered	470,899	6	399	—	—	405	—
Warrants and options to purchase common stock issued for services rendered	—	—	756	—	—	756	—
Debentures – value of Beneficial conversion feature	—	—	5,190	—	—	5,190	—
Debentures – fair value of warrants issued to investors and brokers	—	—	1,724	—	—	1,724	—
Debentures – interest & accelerated discount	—	—	4,033	—	—	4,033	—
Debentures – debt issuance in form of warrants	—	—	784	—	—	784	—
Debentures – converted to shares	15,685,769	157	(157)	—	—	—	—
Debentures – interest converted to shares	95,609	1	(1)	—	—	—	—
Debentures – investor warrants exercised	892,497	9	437	—	—	446	—
Debentures – broker warrants exercised	1,536,605	15	522	—	—	537	—
Private Institutional Offering December 2001 – warrants exercised	62,135	1	156	—	—	157	—
Net loss	—	—	—	—	(12,602)	(12,602)	$(12,602)
Cumulative translation adjustment	—	—	—	(341)	—	(341)	(341)
Total comprehensive loss	—	—	—	—	—	—	$(12,943)
Balances at March 31, 2004	36,583,850	366	85,376	124	(70,911)	14,955
Common stock issued under option and stock purchase plans	89,183	1	97	—	—	98	—
Common stock issued for acquisition	1,410,632	14	2,328	—	—	2,342	—
Options and Warrants issued for services rendered	—	—	—	—	—		—
Warrants and options to purchase common stock issued for services rendered	—	—	339	—	—	339	—
Debentures – value of Beneficial conversion feature	—	—	1,811	—	—	1,811	—
Debentures – interest & accelerated discount	—			—	—	—	—
Debentures – converted to shares	4,785,659	48	(48)	—	—	—	—
Debentures – interest converted to shares	39,459	—		—	—	—	—
Debentures – investor & advisor warrants exercised	1,426,720	14	338	—	—	352	—
Private Institutional Offering December 2001 – warrants exercised	1,686	—	—	—	—	—	—
Kingsbridge	8,506,331	85	8,915	—		9,000	—
Net loss		—	—		(15,363)	(15,363)	$(15,363)
Cumulative translation adjustment	—	—	—	(234)	—	(234)	(234)
Total comprehensive loss	—	—	—	—	—	—	$(15,597)
Balances at March 31, 2005	52,843,520	$528	$99,156	$(110)	$(86,274)	$13,300

				Accumulated		Total	Compre-
			Additional	Other		Stock-	hensive
	Common Stock		Paid-in	Comprehensive	Accumulated	Holders’
	Shares	Amount	Capital	Income	Deficit	Equity	Loss
	(In thousands, except share and per share data)

Common stock issued under option and stock purchase plans	113,974	2	94	—	—	96	—
Common stock issued for PIPE	30,840,000	308	19,738	—	—	20,046	—
Common stock issued for services rendered	176,360	1	102	—	—	103	—
Warrants and options to purchase common stock issued for services rendered	—	—	953	—	—	953	—
Restricted Stock Units - Granted/Vested	279,204	3	1,228	—	—	1,231	—
Deferred Compensation	—	—	(224)	—	—	(224)	—
Cost of Equity	—	—	(1,662)	—	—	(1,662)	—
Valuation of Warrants for 2005 PIPE	—	—	435	—	—	435	—
Net loss	—	—	—	—	(8,880)	(8,880)	$(8,880)
Cumulative translation adjustment	—	—	—	642	—	642	642
Total comprehensive loss	—	—	—	—	—	—	$(8,238)
Balance at March 31, 2006	84,253,058	$842	$119,820	$532	$(95,154)	$26,040

See accompanying notes to consolidated financial statements.

TEGAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2006	2005	2004
Cash flows from operating activities:	(In thousands)
Net loss	$(8,880)	$(15,363)	$(12,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,193	1,452	1,338
In-process research and development		1,653	2,202
Provision for doubtful accounts and sales returns allowances	(338)	273	56
Non cash interest expense - accretion of debt discount and amortization of debt issuance costs		2,019	5,480
Fair value of warrants and options issued for services rendered	1,958	381	332
Non Cash Mark to Market Warrants	435
Excess and obsolete inventory provision	(1,146)	778	967
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(2,718)	2,402	(2,362)
Inventories	(618)	(2,093)	2,508
Prepaid expenses and other assets	(532)	24	(286)
Accounts payable	(1,112)	1,916	(311)
Accrued expenses and other current liabilities	(601)	(470)	(190)
Accrued product warranty	300	(173)	(411)
Customer deposits	—	—	(15)
Deferred revenue	355	(318)	115
Net cash used in operating activities	(11,704)	(7,519)	(3,179)
Cash flows from investing activities:
Purchases of property and equipment	(231)	(315)	(254)
Loss of property and equipment	128	—	—
Net cash used in investing activities	(103)	(315)	(254)
Cash flows from financing activities:
Gross proceeds from the issuance of 2% convertible debentures	—	—	7,165
2% convertible debentures cash issuance costs	—	—	(982)
Net proceeds from issuance of common stock	18,583	10,206	1,613
Borrowings under notes payable and bank lines of credit		1,303	2,474
Repayments of notes payable and bank lines of credit	(134)	(3,594)	(527)
Payments on capital lease financing	(24)	(11)	(9)
Net cash provided by financing activities	18,425	7,904	9,734
Effect of exchange rates on cash and cash equivalents	76	(26)	(164)
Net increase in cash and cash equivalents	6,694	44	6,137
Cash and cash equivalents at beginning of year	7,093	7,049	912
Cash and cash equivalents at end of year	$13,787	$7,093	$7,049
Supplemental disclosures of cash paid during the year for:
Interest	$10	$27	$119
Supplemental disclosure of non-cash investing and financing activities
Transfer of demo lab equipment between inventory and fixed assets	$725

Supplemental Schedule of Non Cash Investing Activities (amounts in thousands, except shares):

On November 11, 2003, the Company purchased certain assets and assumed certain liabilities of Simplus Systems. Consideration totaled $2,522 and consisted of 1,499,994 shares of the Company's common stock valued at $2,310, fully vested Tegal employee stock options to purchase 58,863 shares of the Company’s common stock at an exercise price of $3.09 per share, valued at $32 and transaction costs of $180. The purchase price was allocated as follows:

Assets acquired:
Fixed assets	48
Identifiable intangible assets	389
In-process research and development	2,202
Total assets	2,639
Liabilities assumed:
Current liabilities	(117)
Net assets acquired	$2,522

On May 28, 2004, Tegal purchased substantially all of the assets and assumed certain liabilities of First Derivative Systems, Inc. (“FDSI”), a development stage company, for 1,410,632 shares of common stock valued at $2,342, $150 in debt forgiveness, approximately $50 in assumed liabilities, and $158 in acquisition costs, pursuant to a purchase agreement dated April 28, 2004. The following table represents the allocation of the purchase price for FDSI. In estimating the fair value of assets acquired and liabilities assumed management considered various factors, including an independent appraisal.

Fair value fixed assets acquired	$111
Non compete agreements	203
Patents	733
In-process research and development	1,653
Debt forgiveness	(150)
Assumed liabilities	(50)
$2,500

See accompanying notes to consolidated financial statements.

TEGAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except per share data and
share data, unless otherwise noted)

Note 1.  Description of Business and Summary of Significant Accounting Policies

Description of Business

Tegal Corporation, a Delaware corporation (“Tegal” or the “Company”), designs, manufactures, markets and services plasma etch and deposition systems that enable the production of integrated circuits (“ICs”), memory and related microelectronics devices used in personal computers, wireless voice and data telecommunications, contact-less transaction devices, radio frequency identification devices (“RFIDs”), smart cards, data storage and micro-level actuators. Etching and deposition constitute two of the principal IC and related device production process steps and each must be performed numerous times in the production of such devices.

On August 30, 2002, the Company acquired all of the outstanding common stock of Sputtered Films, Incorporated (“SFI”), a privately held California corporation. SFI is a leader in the design, manufacture and service of high performance physical vapor deposition sputtering systems for the semiconductor and semiconductor packaging industry. SFI was founded in 1967 with the development of its core technology, the S-Gun. . SFI continues to operate as a wholly-owned subsidiary of Tegal. The majority of the SFI operations have been moved to the Company’s headquarters operations in Petaluma, California, and its operations are now fully integrated with those of Tegal.

On November 11, 2003, the Company acquired substantially all of the assets and certain liabilities of Simplus Systems Corporation (“Simplus”), a development stage company. Simplus had developed a deposition cluster tool and certain patented processes for barrier, copper seed and high-K dielectric applications. Simplus had coined the term “nano-layer deposition” or “NLD” to describe its unique approach to MOCVD. Immediately following the acquisition of the assets of Simplus, its employees and technology were integrated into the development programs of the Company. The Company is continuing to develop these NLD processes and related tools, and is in the process of marketing them to a limited number of key customers and joint development partners.

On May 28, 2004, the Company purchased substantially all of the assets and assumed certain liabilities of First Derivative Systems, Inc. (“FDSI”). FDSI, a privately held development stage company, was founded in 1999 as a spin-off of SFI. FDSI had developed a high-throughput, low cost-of-ownership physical vapor deposition (“PVD”) system with highly differentiated technology for leading edge memory and logic device production on 200 and 300 millimeter wafers. FDSI’s operations and development programs were fully absorbed into the Company following the acquisition, and Tegal has continued to develop systems for addressing these markets.

Basis of Presentation

The consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $8,880, $15,363 and $12,602 for fiscal years 2006, 2005 and 2004, respectively. The Company generated negative cash flows from operations of $11,704, $7,519 and $3,179 for fiscal years 2006, 2005 and 2004, respectively. To finance its operations during 2004, the Company raised approximately $6,183 in net proceeds from the sale of 2% convertible debentures and exercise of warrants (see Note 7). During 2005, the Company raised $10,380 from stock issued to Kingsbridge. Management believes that these proceeds, combined with a projected increase in sales, consolidation of certain operations and continued cost containment will be adequate to fund operations through fiscal year 2006. However, projected sales may not materialize and unforeseen costs may be incurred. If the projected sales do not materialize, the Company will need to reduce expenses further and raise additional capital through the issuance of debt or equity securities. If additional funds are raised through the issuance of preferred stock or debt, these securities could have rights, privileges or preferences senior to those of common stock, and debt covenants could impose restrictions on the Company's operations. The sale of equity or debt could result in additional dilution to current stockholders, and such financing may not be available to the Company on acceptable terms, if at all. The failure to raise additional funds may adversely affect the Company’s ability to achieve its intended business objectives. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount or classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Accounts denominated in foreign currencies are translated using the foreign currencies as the functional currencies. Assets and liabilities of foreign operations are translated to U.S. dollars at current rates of exchange and revenues and expenses are translated using weighted average rates. The effects of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as accumulated other comprehensive income, a separate component of stockholders’ equity. Gains and losses from foreign currency transactions are included in the statements of operations as a separate component of other expense, net.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having a maturity of three months or less on the date of purchase to be cash equivalents.

At March 31, 2006 and 2005 all of the Company’s investments are classified as cash equivalents in the consolidated balance sheets. The investment portfolio at March 31, 2006 and 2005 is comprised of money market funds. At March 31, 2006 and 2005, the fair value of the Company’s investments approximated cost.

Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, bank lines of credit, notes payable, accrued expenses and other liabilities approximates fair value due to their relatively short maturity. The Company has foreign subsidiaries, which operate and sell the Company’s products in various global markets. As a result, the Company is exposed to changes in foreign currency exchange rates. The Company utilizes hedge instruments, primarily forward contracts, to manage its exposure associated with firm third-party transactions denominated in non-functional currencies. The Company does not hold derivative financial instruments for speculative purposes. Realized and unrealized gains and losses related to forward contracts considered to be effective hedges are deferred until settlement of the hedged items. They are recognized as other gains or losses when a hedged transaction is no longer expected to occur. Realized and unrealized gains and losses on ineffective hedges are recorded to other expense, net. Foreign currency gains and losses included in other expense, net were not significant for the years ended March 31, 2006, 2005 and 2004.

At March 31, 2006, the Company had forward exchange contracts maturing at various dates throughout fiscal 2007 to exchange 277.7 million Japanese Yen into $2.4million.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of temporary cash investments and accounts receivable. Substantially all of the Company’s temporary investments are invested in money market funds. The Company’s accounts receivable are derived primarily from sales to customers located in the U.S., Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses. Write-offs during the periods presented have been insignificant. As of March 31, 2006 one customer accounted for approximately 63.4% of the accounts receivable balance. As of March 31, 2005 two customers accounted for approximately 40% of the accounts receivable balance. As of March 31, 2004, three customers accounted for approximately 43% of the accounts receivable balance.

Inventories

Inventories are stated at the lower of cost or market, reduced by provisions for excess and obsolescence. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis and includes material, labor and manufacturing overhead costs. We estimate the effects of excess and obsolescence on the carrying values of our inventories based upon estimates of future demand and market conditions. We establish a provision for inventories in excess of production demand. Should actual production demand differ from our estimates, additional inventory provision may be required, as was the case in the third quarter of fiscal 2004. The excess and obsolete provision is only released if and when the related inventory is sold or scrapped. The inventory provision balance at March 31, 2006 and 2005 was $7,136 and $8,282. The inventory provision expense for the year March 31, 2006 and 2005 was ($1,146) and $778, respectively.

We periodically analyze any systems that are in finished goods inventory to determine if they are suitable for current customer requirements. At the present time, our policy is that, if after approximately 18 months, we determine that a sale will not take place within the next 12 months and the system would be useable for customer demonstrations or training, it is transferred to fixed assets. Otherwise, it is expensed.

The carrying value of systems used for demonstrations or training is determined by assessing the cost of the components that are suitable for sale. Any parts that may be rendered unsaleable as a result of such use are removed from the system and are not included in finished goods inventory. The remaining saleable parts are valued at the lower of cost or market, representing the system’s net realizable value. The depreciation period for systems that are transferred to fixed assets is determined based on the age of the system and its remaining useful life (typically five to eight years).

Warranty Costs

The Company provides warranty on all system sales based on the estimated cost of product warranties at the time revenue is recognized. The warranty obligation is effected by product failure rates, material usage rates, and the efficiency by which the product failure is corrected. Should actual product failure rates, material usage rates and labor efficiencies differ from estimates, revisions to the estimated warranty liability may be required (see Note 2 to accompanying notes to the consolidated financial statements).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the shorter of the estimated useful life of the improvements or the lease term. When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in the results of operations. The Company generally depreciates its assets over the following periods:

Years
Furniture and machinery and equipment	7
Computer and software	3 - 5
Leasehold improvements	5 or remaining lease life

Identified Intangible Assets Acquisition -related intangibles include non-compete agreements, patents, unpatented technology, and trade name that are amortized on a straight-line basis over periods ranging from 5 years to 15 years. Also included in acquisition-related intangibles is workforce-in-place related to acquisitions that did not qualify as business combinations. The Company performs ongoing review of its identified intangible assets to determine if facts and circumstances exist that indicate the useful life is shorter than originally estimated or the carrying amount may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flow associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets. No impairment charge has been recorded for the years-ended 2006, 2005 and 2004, respectively.

Accounts Receivable - Allowance for Sales Returns and Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of the Company’s customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, or even a single customer was otherwise unable to make payments, additional allowances may be required.

The Company’s return policy is for spare parts and components only. A right of return does not exist for systems. Customers are allowed to return spare parts if they are defective upon receipt. The potential returns are offset against gross revenue on a monthly basis. Management reviews outstanding requests for returns on a quarterly basis to determine that the reserves are adequate.

Revenue Recognition

Each sale of our equipment is evaluated on an individual basis in regard to revenue recognition. We have integrated in our evaluation the related interpretative guidance included in Topic 13 of the codification of staff accounting bulletins, and recognize the role of the EITF consensus on Issue 00-21. We first refer to EITF 00-21 in order to determine if there is more than one unit of accounting and then we refer to SAB104 for revenue recognition topics for the unit of accounting. We recognize revenue when persuasive evidence of an arrangement exists, the seller’s price is fixed or determinable and collectibility is reasonably assured.

For products produced according to our published specifications, where no installation is required or installation is deemed perfunctory and no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally upon shipment. Installation is not deemed to be essential to the functionality of the equipment since installation does not involve significant changes to the features or capabilities of the equipment or the building of complex interfaces and connections. In addition, the equipment could be installed by the customer or other vendors and generally the cost of installation approximates only 1% of the sales value of the related equipment.

For products produced according to a particular customer’s specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer’s specifications and title passes to the customer. The amount of revenue recorded is reduced by the amount (generally 10%), which is not payable by the customer until installation is completed and final customer acceptance is achieved.

For new products, new applications of existing products, or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, 100% of revenue is recognized upon completion of installation and receipt of final customer acceptance. Since title to goods generally passes to the customer upon shipment and 90% of the contract amount becomes payable at that time, inventory is relieved and accounts receivable is recorded for the entire contract amount. The revenue on these transactions is deferred and recorded as deferred revenue. As of March 31, 2006 and March 31, 2005, deferred revenue as related to systems was $455 and $80, respectively. We reserve for warranty costs at the time the related revenue is recognized.

Revenue related to sales of spare parts is recognized upon shipment. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Unearned maintenance and service revenue is included in deferred revenue. At March 31, 2006 and March 31, 2005, respectively, $22 and $42 of deferred revenue was related to service contracts.

Accounting for Freight Charged to Customers

Spares and systems are typically shipped “freight collect,” therefore no shipping revenue or cost is associated with the sale. When freight is charged, it is booked to revenue and offset for the cost of that freight in the cost of revenue accounts pursuant to FASB’s Emerging Issues Task Force (“EITF”) 00-10.

Income Taxes

Deferred income taxes are recognized for the differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding plus any potentially dilutive securities, except when the effect of including such changes is antidilutive.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, including FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock Compensation — an interpretation of APB Opinion No. 25.” The Company’s policy is to grant options with an exercise price equal to the closing market price of the Company’s stock on the grant date. Accordingly, no compensation cost for stock option grants has been recognized in the Company’s statements of operations. Additional proforma disclosures assuming the Company applied the fair value method of accounting for employee stock compensation under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” are as follows.

As required by SFAS No. 123 for proforma disclosure purposes only, the Company has calculated the estimated grant date fair value of its stock option awards using the Black-Scholes model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value.

The following assumptions are included in the estimated grant date fair value calculations for the Company’s stock option awards and Employee Qualified Stock Purchase Plan (“Employee Stock Purchase Plan”):

	2006	2005	2004
Expected life (years):
Stock options	4.0	4.0	4.0
Employee stock purchase plan	0.5	0.5	0.5
Volatility:
Stock options	63%	90%	119%
Employee stock purchase plan	63%	90%	119%
Risk-free interest rate	4.61%	2.84%	2.62%
Dividend yield	0%	0%	0%

The weighted average estimated grant date fair value, as defined by SFAS No. 123, for stock option awards granted during fiscal 2006, 2005 and 2004 was $0.41, $0.85 and $0.90 per option, respectively.

The following table summarizes information with respect to stock options and warrants outstanding as of March 31, 2006 (number of shares in thousands):

	Outstanding Options as of March 31, 2006
Range of		Weighted	Weighted Average	Exercisable at March 31, 2006
Exercise	Number of	Average	Remaining	Number of	Weighted Average
Prices	Options & Warrants	Exercise Price	Contractual Life	Options & Warrants	Exercise Price
$0.35 — $1.50	24,863,303	$0.95	5.61	22,216,608	$0.96
$1.51 — $2.14	975,778	1.75	5.33	782,028	1.65
$2.15 — $3.00	984,667	2.50	1.29	984,667	2.50
$3.01 — $3.25	190,632	3.20	3.28	190,632	3.20
$3.26 — $3.88	55,000	3.75	4.09	55,000	3.75
$3.89 — $4.25	305,000	4.11	2.85	305,000	4.11
$4.26 — $6.88	161,700	4.94	2.39	161,700	4.94
$6.89 — $8.00	65,188	7.71	3.88	65,188	7.71
$8.01 — $8.75	53,000	8.47	3.37	53,000	8.47
$ 0.35 — $8.75	27,654,268	$1.14	5.37	24,813,823	$1.16

The weighted average estimated grant date fair values per share, as defined by SFAS No. 123, for rights granted under the employee stock purchase plan during fiscal 2006, 2005 and 2004 were $0.40, $0.82 and $0.35, respectively.

Had the Company recorded compensation costs based on the estimated grant date fair value (as defined by SFAS 123) for awards granted under its stock option plans and Employee Plan, the Company’s net loss and loss per share would have been increased to the proforma amounts below for the years ended March 31, 2006, 2005 and 2004:

	2006	2005	2004
Net loss as reported	$(8,880)	$(15,363)	$(12,602)
Net loss per share as reported	$(.13)	$(.33)	$(.56)
Proforma compensation expense at fair Value	$(1,770)	$(1,244)	$(458)
Proforma net loss	$(10,650)	$(16,607)	$(13,060)
Proforma net loss per share:
Basic and diluted	$(0.15)	$(0.36)	$(0.58)

During the current fiscal year, the Company awarded 1,000,000 restricted stock units to Brad Mattson, the Company’s Chairman, and 150,000 restricted stock units to Thomas Mika, the Company’s President and Chief Executive Officer at the close of the 2005 PIPE, see note 9. These restricted stock units were accounted for as compensation expense of $1,004.

During the current fiscal year, the Company awarded four employees 325,000 restricted shares. These shares are valued at $224, are not vested, and were accounted for as Restricted Share Units and Deferred Compensation in the equity section of the balance sheet.

On September 13, 2005 the Company issued 500,000 warrants at $0.69 as consideration for an amendment to the current lease of the Company’s headquarters to reduce the termination fee. The value of the warrants of $655 was based on the fair value of the termination penalty reduction offset by the exercise price of the warrant and recorded as rent expense.

During the current fiscal year, the Company issued 79,204 shares of restricted stock to a consultant of the Company in lieu of a cash payment for spares commission. The value of the restricted stock of $47 was based on the market price of the stock on the date of grant.

The disclosure provisions of SFAS No. 123 and SFAS No. 148 require judgments by management as to the estimated lives of the outstanding options. Management has based the estimated life of the options on historical option exercise patterns. If the estimated life of the options increases, the valuation of the options will increase as well.

In December 2004 the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires instead that such transactions be accounted for using a fair-value-based method. The Company will be required to adopt SFAS No 123R beginning April 1, 2006. Had the Company adopted SFAS No 123R during the fiscal year ended March 31, 2006, compensation expense of approximately $1,770 would have been recognized in the consolidated statements of operations for the year ended March 31, 2006. The Company will adopt SFAS 123(R) beginning April 1, 2006.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net loss and comprehensive loss for the Company is attributable to foreign currency translation adjustments. Comprehensive loss is shown in the statement of stockholders’ equity.

New Accounting Pronouncements

In November 2004 the FASB issued SFAS No. 151 “Inventory Costs - An Amendment of ARB No. 43, Chapter 4” (SFAS 151). SFAS 151 clarifies that abnormal amounts of idle facility expense freight handling costs and spoilage should be expensed as incurred and not included in overhead. Further SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during the fiscal years beginning April 1, 2006. The adoption of SFAS 151 will have no material impact on the consolidated financial statements.

Note 2.  alance Sheet and Statement of Operations Detail

Inventories, net consisted of:

	March 31,
	2006	2005
Raw materials	$1,692	$1,044
Work in process	4,173	2,976
Finished goods and spares	1,835	1,120
	$7,700	$5,140

The inventory provision at March 31, 2006 and 2005 was $7,136 and $8,282, respectively.

Property and equipment, net, consisted of:

	March 31,
	2006	2005
Machinery and equipment	$3,481	$4,266
Demo lab equipment	2,028	3,489
Computer and software	1,623	1,436
Leasehold improvements	3,528	3,182
	10,660	12,373
Less accumulated depreciation and amortization	(8,811)	(9,031)
	$1,849	$3,342

Machinery and equipment at March 31, 2006 and 2005, includes approximately $56 of assets under leases that have been capitalized. Accumulated amortization for such equipment approximated $ 42 and $37, respectively.

A summary of accrued expenses and other current liabilities follows:

	March 31,
	2006	2005
Accrued compensation costs	$1,261	$910
Income taxes payable	13	502
Other	701	1,163
	$1,975	$2,575

Product warranty and guarantees:

The Company provides warranty on all system sales based on the estimated cost of product warranties at the time revenue is recognized. The warranty obligation is affected by product failure rates, material usage rates, and the efficiency by which the product failure is corrected. Warranty activity for the years ended March 31, 2006 and 2005 is as follows:

	Year ended March 31,
	2006	2005
Balance at the beginning of the period	$252	$366
Additional warranty accruals for warranties issued during the year	496	465
Settlements made during the year	(242)	(579)
Balance at the end of the year	$506	$252

Certain of the Company's sales contracts include provisions under which customers would be indemnified by the Company in the event of, among other things, a third-party claim against the customer for intellectual property rights infringement related to the Company's products. There are no limitations on the maximum potential future payments under these guarantees. The Company has accrued no amounts in relation to these provisions as no such claims have been made and the Company believes it has valid, enforceable rights to the intellectual property embedded in its products.

Note 3.  Earnings Per Share

SFAS No. 128, “Earnings Per Share,” requires dual presentation of basic and diluted net income (loss) per share on the face of the statement of operations. Basic EPS is computed by dividing loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) for the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS uses the average market prices during the period. All amounts in the following table are in thousands except per share data.

Basic net loss per common share is computed using the weighted-average number of shares of common stock outstanding.

The following table represents the calculation of basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended March 31,
	2006	2005	2004
Net loss applicable to common stockholders	$(8,880)	$(15,363)	$(12,602)
Basic and diluted:
Weighted-average common shares outstanding	70,831	46,879	22,442
Less weighted-average common shares subject to repurchase…	—	—	-----
Weighted-average common shares used in computing basic and diluted net loss per common share	70,831	46,879	22,442
Basic and diluted net loss per common share	$(0.13)	$(0.33)	$(.56)

Outstanding options, warrants and restricted stock equivalent to 28,929,268,11,964,208, and 12,396,879 shares of common stock at a weighted-average exercise price of $1.16, $2.15, and $1.73 per share on March 31, 2006 , 2005,and 2004 were not included in the computation of diluted net loss per common share for the periods presented as a result of their anti-dilutive effect. Such securities could potentially dilute earnings per share in future periods.

Note 4.  Notes Payable and Bank Lines of Credit

As of March 31, 2006, the Company’s Japanese subsidiary had $13 outstanding under its lines of credit which is collateralized by Japanese customer promissory notes held by such subsidiary in advance of payment on customers’ accounts receivable. The two credit lines have a total borrowing capacity of 200 million Yen (approximately $1,282 at exchange rates prevailing on March 31, 2006), which are secured by Japanese customer promissory notes held by such subsidiary in advance of payment on customers’ accounts receivable. The two Japanese bank lines bear interest at Japanese prime (1.375% as of March 31, 2006) plus 0.875% and 1.5%, respectively.

Note 5.  Income Taxes

Components of Income before income taxes are as follows:

Year ended March 31,	2006	2005	2004

Domestic	(6,884)	(14,478)	(12,396)
Foreign	(2,528)	(885)	(206)
	(9,412)	(15,363)	(12,602)

Components of the provision for income taxes are as follows:

Year ended March 31	2006	2005	2004

Current:
U.S. Federal	—	—
State & Local	—	—
Foreign	(532)	—
	(532)	—
Deferred:
U.S. Federal	—	—
State & Local	—	—
Foreign	—	—
Total	(532)	—

The income tax provision differs from the amount computed by applying the statutory U.S. federal income tax rate as follows:

Year ended March 31,	2006	2005	2004

Income tax provision at U.S. Statutory Rate	(3,200)	(4,651)	(4,285)
State taxes net of federal benefit	(295)	(303)	(265)
Foreign differential	860	301	—
Current year tax credits	(441)	—	—
Transfer price reserve no longer required	(532)	—	—
Change In Valuation Allowance	2,080	4,739	4,367
Change in deferred state tax rate	600
Other	396	(86)	183

Income tax expense/(income)	(532)	—	—

Components of deferred taxes are as follows:

Year ended March 31,	2006	2005

Revenue recognition for tax & deferred for book	57	45
Non-deductible accruals and reserves	3,459	4,322
Net operating loss carryforward	26,997	24,356
Credits	3,549	3,004
Uniform cap adjustment	457	566
Other	108	254

Total	34,627	32,547
Valuation Allowance	(34,627)	(32,547)
Net Deferred Tax Asset	—	—

We have recorded no net deferred tax assets for the years ended March 31, 2006 and 2005, respectively. The Company has provided a valuation allowance of $34.6 million and $32.5 million at March 31, 2006 and March 31, 2005, respectively, since it is more likely thatn not the deferred taxes will not be realized.. The valuation allowance increased by $2.1 million and $4.7 million during the years ended March 31, 2006 and 2005, respectively.

At March 31, 2006, the Company has net operating loss carryforwards of approximately $73.7 million and $33.3 million for federal and state respectively, which begin to expire in the year ended March 31, 2008.

At March 31, 2006, the Company also has research and experimentation credit carryforwards of $2.6 million and $1.4 million for federal and state income tax purposes, respectively, which begin to expire in the year ended March 31, 2010.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carry-forwards in certain situations where changes occur in the stock ownership of a corporation during a certain time period. In the event the company has incurred a change in ownership, utilization of the carry-forwards could be significantly restricted.

Note 6.  Accounting for Restructure Expense

During the fiscal year ended March 31, 2006, we recorded a severance charge of approximately $271 related to staff reductions of 17 employees, of which approximately $168 was classified as cost of sales, $81 as engineering, process and development and $22 sales, marketing and general and administrative expenses. We had an outstanding severance liability of approximately $15 as of March 31, 2006.

During the fiscal year ended March 31, 2005, we recorded a severance charge of approximately $129 related to staff reductions of 19 employees, of which approximately $19 was classified as cost of sales, $18 as research and development and $92 as sales, marketing and general and administrative expenses. We had an outstanding severance liability of approximately $63 as of March 31, 2005.

There were no severance charges and no outstanding liability during fiscal year ended March 31, 2004

Note 7.  Commitments and Contingencies

The Company has several non-cancelable operating leases and capital leases, primarily for general office, production and warehouse facilities, that expire over the next five years. Future minimum lease payments under these leases are as follows:

Year Ending March 31, 2006	Capital Leases	Operating Leases
	As of March 31, 2006
2007	$12	$779
2008	2	272
2009		210
2010		160
2011		8
Thereafter		33
Total minimum lease payments		1,462
Less amount representing interest
Present value of minimum lease payments	14
Less current portion	12
Long term capital lease obligation	2

Most leases provide for the Company to pay real estate taxes and other maintenance expenses. Rent expense for operating leases, net of sublease income, was $2,671, $1,426 and $1,007, during the years ended March 31, 2006, 2005 and 2004, respectively.

The Company maintains our headquarters, encompassing our executive office, manufacturing, engineering and research and development operations, in one leased 57,418 square foot facility in Petaluma, California. On February 1, 2006, the landlord of these facilities was given notice of our intention to vacant by July, 31, 2006. We have office space in a leased 13,300 square foot facility in San Jose, California. Our headquarters will be moved to this location during fiscal year 2007.

Sputtered Films, Inc. v. Advanced Modular Sputtering, et al., filed in Santa Barbara County Superior Court.

On December 22, 2003, Sputtered Films, Inc. ("SFI"), a wholly owned subsidiary of the Company, filed an action against two former employees, Sergey Mishin and Rose Stuart-Curran, and a company they formed after leaving their employment with SFI named Advanced Modular Sputtering, Inc. ("AMS"). Sergey Mishin and Rose Stuart-Curran had each signed confidentiality and non-disclosure agreements regarding information obtained while employed by SFI. The action contains causes of action for specific performance, breach of contract, breach of the covenant of good faith and fair dealing, misappropriation of trade secrets, unfair competition, unfair business practices, interference with prospective economic advantage, conversion, unjust enrichment, and declaratory relief. These claims arise out of information SFI received evidencing that AMS possessed and used SFI's confidential, proprietary and trade secret drawings, specifications and technology to manufacture the sputtering tool marketed by AMS.

During 2004 and 2005, this litigation was largely stalled while AMS and Agilent Technologies, Inc. contested SFI's right to conduct discovery. This dispute was resolved in late 2005 when the California Court of Appeal affirmed SFI's trade secrete identification as statutorily sufficient. On November 18, 2005, SFI requested leave to add Agilent Technologies, Inc. ("Agilent") as a defendant based on evidence that Agilent and AMS co-developed the machines which SFI contends were built using SFI proprietary information. The Court granted SFI's request and Agilent was served as a Doe defendant on December 12, 2005. In early December, SFI learned that Agilent transferred its Semiconductor Products Group to a number of Avago entities effective December 1, 2005, and accordingly SFI sought and received court approval to add Avago Technologies U.S., Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing, Inc (collectively the "Avago Entities") as defendant in this action. On April 25, 2006, the Avago Entities filed a Cross-Complaint against SFI and Tegal Corporation alleging causes of action for breach of contract, trade secret misappropriation, unfair competition, conversion, unjust enrichment and declaratory relief. The Cross-Complaint alleges on information and belief that SFI misused information obtained from Hewlett-Packard in connection with Hewlett-Packard's request to purchase SFI machines or to upgrade SFI machines Hewlett-Packard already owned. SFI and Tegal Corporation intend to vigorously contest all such allegations. Trial is currently set for November 8, 2006, although the Court has indicated that it may bifurcate the Avago Entities' cross-claims.

Note 8.  2% Convertible Debentures:

On June 30, 2003, the Company signed definitive agreements with investors to raise up to $7,165 in a private placement of convertible debt financing to be completed in two tranches. The first tranche, which closed on June 30, 2003, involved the sale of debentures in the principal amount of $929. The Company received $424 in cash on June 30, 2003 and the remaining balance of $505 on July 1, 2003, which was recorded as an other receivable as of June 30, 2003. The closing of the second tranche, which occurred on September 9, 2003 following shareholder approval on September 8, 2003, resulted in the receipt of approximately $6,236 in gross proceeds on September 10, 2003.

The Company was required to pay a cash fee of up to 6.65% of the gross proceeds of the debentures to certain financial advisors upon the closing of the second tranche. A fee of $448 has been recorded as a debt issuance cost and was paid in September 2003. The financial advisors also were granted warrants to purchase 1,756,127 shares of the Company’s common stock at an exercise price of $0.35 per share. These warrants were valued at $1,387 using the Black-Scholes option pricing model with the following variables: stock fair value of $0.93, term of five years, volatility of 95% and risk-free interest rate of 2.5%. During fiscal year ended March 31, 2006, no financial advisors exercised their warrants, leaving advisor warrants for 196,129 shares unexercised at the end of the year.

The debentures accrued interest at the rate of 2% per annum. Both the principal and accrued interest thereon of these debentures were convertible at the rate of $0.35 per share. The principal of the debentures converted into 20,471,428 shares of the Company’s common stock. The closing prices of the Company’s common stock on June 30, 2003 and September 9, 2003, the closing dates for the first and second tranches, were $0.55 and $1.49. Therefore, a beneficial conversion feature existed which was accounted for under the provisions of EITF 00-27, Application of Issue 98-5 to Certain Convertible Instruments. A beneficial feature also existed in connection with the conversion of the interest on the debentures into shares of common stock.

As of June 30, 2004, debenture holders had converted all the debentures in the principal amount of $7,165 into 20,471,428 shares of the Company’s common stock. Of the 3,542,436 shares that were registered for payment of interest in-kind, 135,068 shares had been issued for such interest payments, and the interest obligation to the debenture holders had been satisfied in full.

In addition, the debenture holders were granted warrants to purchase 4,094,209 shares of the Company’s common stock at an exercise price of $0.50. The warrants expire after eight years. The warrants were valued using the Black-Scholes model with the following variables: fair value of common stock of $0.35 for the first tranche debentures and $0.93 for the second tranche debentures, volatility of 37% and risk-free interest rate of 2.5%. The debenture holders had exercised warrants to purchase 2,239,832 shares (plus 168,695 warrants remitted as payments for stock under a cash-less exercise provision of the warrant agreement) of the Company’s common stock. As of March 31, 2006, there remained unexercised warrants held by the debenture holders for 1,514,940 shares of the Company’s common stock.

The relative fair value of the warrants has been classified as equity with the beneficial conversion feature because it meets all the equity classification criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

The value of the beneficial conversion feature, warrants and debt issuance costs were amortized as interest expense over the life of the debt using the effective interest method. Related interest expense for fiscal 2005 amounted to $2,019. This amount is comprised of nominal interest, amortization of beneficial conversion feature and amortization of debt issuance costs.

The debt issuance costs associated with the debentures amounted to $2,369 and are comprised of $982 in cash issuance costs and $1,387 associated with warrants issued to financial advisors. Approximately $603 of these costs were allocable to the warrants and charged to equity. The remaining balance of $1,766 was recorded as an asset and was amortized over the life of the debt. As of March 31, 2005 the debentures have been fully converted; and these costs have been fully expensed.

The following table presents the amounts originally allocated to the beneficial conversion feature and warrants and the outstanding balance of debt at March 31, 2004 after accounting for these two equity instruments and conversions (in thousands):

	First Tranche	Second Tranche	Total
Debentures - principal amount	$929	$6,236	$7,165
Beneficial conversion feature (included in equity)	(605)	(4,585)	(5,190)
Warrants (included in equity)	(73)	(1,651)	(1,724)
Conversions to common stock	(846)	(3,203)	(4,049)
Accretion of debt discount	599	3,273	3,872
Net amount of 2% convertible debentures	$4	$70	$74

The value of the beneficial conversion feature, warrants and debt issuance costs was amortized as interest expense during fiscal 2005. Related interest expense for fiscal 2004 amounted to $5,480. This amount is comprised of nominal interest, amortization of beneficial conversion feature and amortization of debt issuance costs.

During fiscal 2005, the principal and interest amount of the debentures converted was $1,688, which converted into 4,825,118 shares of the Company’s common stock. All debt issuance costs were fully amortized at March 31, 2005.

Note 9.  Acquisition and Intangible Assets

First Derivative Systems, Inc:

On May 28, 2004, Tegal purchased substantially all of the assets and assumed certain liabilities of First Derivative Systems, Inc. (“FDSI”), a development stage company, for 1,410,632 shares of common stock valued at $2,342, $150 in debt forgiveness, approximately $50 in assumed liabilities, and $158 in acquisition costs,. All of the shares of common stock were registered with the Securities and Exchange Commission through the filing of a S-3 in October 2004. In addition, the Company entered into employment agreements with key FDSI personnel. FDSI, a development stage company, had developed a high-throughput, low cost-of-ownership physical vapor deposition (“PVD”) system with highly differentiated technology for leading edge memory and logic device production on 200 and 300 millimeter wafers. This transaction was accounted for as a purchase of assets in accordance with EITF Issue No. 98-3, “Determining whether a nonmonetary transaction involves receipt of productive assets or of a business.”

The following table represents the allocation of the purchase price for FDSI. The purchase price of this acquisition has been allocated to the acquired assets and assumed liabilities on the basis of their fair values as of the date of the acquisition. In estimating the fair value of the assets acquired and liabilities assumed, management considered various factors, including an independent appraisal.

Fair value fixed assets acquired	$111
Non compete agreements	203
Patents	733
In-process research and development	1653
Debt forgiveness	(150)
Assumed liabilities	(50)
$2,500

The assets will be amortized over a period of years shown on the following table:

Fixed assets acquired	3 to 5 years
Non compete agreements	3 years
Patents	15 years

The fair value underlying the $1,653 assigned to acquired IPR&D in the FDSI acquisition was charged to the Company’s results of operations during the quarter ended June 30, 2004, and was determined by identifying research projects in areas for which technological feasibility had not been established and there was no alternative future use. Projects in the IPR&D category were primarily certain design change improvements, software integration and hardware modifications, which are estimated to cost approximately $1 - $2 million.

The IPR&D value of $1,653 was determined by an income approach where fair value is the present value of projected free cash flows that will be generated by the products incorporating the acquired technologies under development, assuming they are successfully completed. The estimated net free cash flows generated by the products over a seven-year period were discounted at a rate of 35% in relation to the stage of completion and the technical risks associated with achieving technological feasibility. The net cash flows for such projects were based on management’s estimates of revenue, expenses and asset requirements. Any delays or failures in the completion of these projects could impact expected return on investment and future results of operations. In addition, the Company's operating results would be adversely affected if the value of other intangible assets acquired became impaired.

All of these projects have completion risks related to functionality, architecture, performance, process technology, continued availability of key technical personnel, product reliability and software integration. To the extent that estimated completion dates are not met, the risk of competitors’ product introductions is greater and revenue opportunity may be permanently lost.

Simplus Systems Corporation:

On November 11, 2003, the Company acquired substantially all of the assets and certain liabilities of Simplus Systems Corporation, (“Simplus”), a development stage company. Simplus had developed a deposition cluster tool and certain processes for barrier, copper seed and high-K dielectric applications. The purchase consideration of $2,522 includes 1,499,994 shares of the Company’s common stock valued at $2,310, 58,863 fully vested employee stock options to purchase Tegal common stock at an exercise price of $3.09 per share valued at $32, and acquisition costs of $180. This transaction was accounted for as a purchase of assets in accordance with EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The Company completed the allocation of the purchase price of Simplus. The following table represents the allocation of the purchase price for Simplus. The purchase price of this acquisition has been allocated to the acquired assets and assumed liabilities on the basis of their fair values as of the date of the acquisition. In estimating the fair value of the assets acquired and liabilities assumed, management considered various factors, including an independent appraisal.

Fair value fixed assets acquired	$48
Work Force	50
Patents	339
In-process research and development	2,202
Assumed liabilities	(117)
$2,522

The assets will be amortized over a period of years shown on the following table:

Fixed assets acquired	1 year
Work Force	2 years
Patents	5 years

The fair value underlying the $2,202 assigned to acquired IPR&D in the Simplus acquisition was charged to the Company’s results of operations during the quarter ended December 31, 2003 and was determined by identifying research projects in areas for which technological feasibility had not been established and there was no alternative future use. Projects in the IPR&D category are certain design change improvements on the existing 150 mm and 200 mm systems and the development of a 300 mm system. The design change improvements on the existing systems are estimated to cost approximately $500,000 to $1 million, are approximately 90% complete and will be completed by December 31, 2005. The development of a 300 mm system is estimated to be approximately 10% complete, and to cost between $2 and $4 million over the next two to four years, as market demand materializes.

The IPR&D value of $2,202 was determined by an income approach where fair value is the present value of projected free cash flows that will be generated by the products incorporating the acquired technologies under development, assuming they are successfully completed. The estimated net free cash flows generated by the products over a seven-year period were discounted at a rate of 32% in relation to the stage of completion and the technical risks associated with achieving technological feasibility. The net cash flows for such projects were based on management’s estimates of revenue, expenses and asset requirements. Any delays or failures in the completion of these projects could impact expected return on investment and future results of operations.

All of these projects have completion risks related to functionality, architecture performance, process technology availability, continued availability of key technical personnel, product reliability and availability of software support. To the extent that estimated completion dates are not met, the risk of competitors’ product introductions is greater and revenue opportunity may be permanently lost.

Intangibles:

As of March 31, 2006, intangible assets, net consisted of the following:

	Gross	Accumulated Amortization	Net
Technology	$782	$(350)	$432
Trade name	253	(114)	139
Non compete agreements	254	(175)	79
Patents	1,072	(248)	824
Total	$2,361	$(886)	$1,474

As of March 31, 2005, intangible assets, net consisted of the following:

	Gross	Accumulated Amortization	Net
Technology	$782	$(253)	$529
Trade name	253	(82)	171
Workforce	254	(99)	155
Patents	1,072	(131)	941
Total	$2,361	$(565)	$1,796

The estimated future amortization expense of intangible assets as of March 31, 2006 is as follows:

2007	$314
2008	257
2009	223
2010	178
2011	102
Thereafter	400
$1,474

Note 10.  Sale of Common Stock and Warrants

Effective July 6, 2005, the Company entered into a Purchase Agreement with certain accredited investors pursuant to which it sold to them an aggregate of 30,840,000 shares of our common stock at a purchase price of $0.65 per share and warrants to purchase an aggregate of 15,420,001 shares of our common stock at an exercise price of $1.00 per share. All of these securities were sold in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, solely to accredited investors, as defined in Rule 501 of the Act. This financing transaction is referred to herein as the “2005 PIPE”.

In the initial closing of the 2005 PIPE on July 12, 2005, the Company sold 6,300,000 shares at a purchase price of $0.65 per share and five-year warrants to purchase an aggregate of 3,150,000 shares of common stock at an exercise price of $1.00 per share to the investors at an aggregate purchase price of $4,095. In connection with the 2005 PIPE, the Company granted to the investors registration rights. The effective date of the Form S-3 registration statement registering the shares issued in the initial closing was August 25, 2005.

In the second closing of the 2005 PIPE on September 19, 2005, the Company sold 24,540,000 shares at a purchase price of $.65 per share and five-year warrants to purchase an aggregate of 12,270,001 shares of common stock at an exercise price of $1.00 per share to the investors at an aggregate purchase price of $15,951. The effective date of the Form S-3 registration statement registering the shares issued in the second closing was October 24, 2005.

In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” the fair value of the warrants in the second closing of the 2005 PIPE on the date of grant was estimated to be $6,621 using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.5%, the contractual life of 5 years and volatility of 115%. The warrants’ fair value was reported as a liability at the time of grant, with a corresponding charge to common stock. At September 30, 2005, the fair value of the warrants was estimated to be $6,295 using the Black-Scholes option pricing model with the same assumptions. At March 31, 2006, the impact of this transaction was $435 recorded as other expense and there is no longer a contingent liability.

The Company paid a placement fee of $1,453 (equal to 7% of the Company’s gross proceeds for both transactions) to Dahlman Rose & Company LLC, the Company’s financial advisor for the 2005 PIPE.

On September 13, 2005 the Company issued 500,000 warrants at $0.69 as consideration for an amendment to the current lease of the Company’s headquarters to reduce the termination fee. The value of the warrants of $655 was based on the fair value of the termination penalty reduction offset by the exercise price of the warrant and recorded as rent expense.

During the previous fiscal year, the Company entered into a contract with certain consultants of the Company pursuant to which the Company will issue warrants on a monthly basis in lieu of cash payments for two years, dependant upon the continuation of the contract and the achievement of certain performance goals. These warrants are valued and expensed on a monthly basis upon issuance. During the fiscal year March 31, 2006, the Company issued warrants to purchase 483,204 shares of the Company's common stock to service providers for services rendered. During the fiscal year ended March 31, 2006, the warrants were valued at $253 using the Black-Scholes model with an exercise price at the market value on the day of the grant and an average interest rate of 3.99% and 3.11% respectively. The life of the warrants is five and seven years with the volatility of 115% and 118%, respectively.

On February 11, 2004, the Company signed a $25 million equity facility with Kingsbridge Capital, a firm that specializes in the financing of small to medium sized technology-based companies. The arrangement allowed the Company to sell shares of its common stock to Kingsbridge at its sole discretion over a 24-month period on a "when and if needed" basis. Kingsbridge Capital was required under the terms of the arrangement to purchase Tegal's stock following the effectiveness of a registration statement. The price of the common shares issued under the agreement was based on a discount to the volume-weighted average market price during a specified drawdown period. The Company had no obligation to draw down all or any portion of the commitment.

In connection with the agreement, the Company issued fully vested warrants to Kingsbridge Capital to purchase 300,000 shares of the Company's common stock at an exercise price of $4.11 per share. The fair value of such options, which amounted to approximately $756 was capitalized as a transaction cost. The following variables were used to determine the fair value of such instruments under the Black-Scholes option pricing model: volatility of 114%, term of five years, risk free interest of 3.91% and underlying stock price equal to fair market value at the time of grant.

During the fiscal year end March 31, 2005, the Company issued to Kingsbridge Capital, Ltd. a total of 8,506,331 shares of its common stock. Gross proceeds from the sale of stock were $10,380. The discount to the volume-weighted average market price was $1,153 that was charged against equity as stock issuance cost. In addition to $623 in cash payments, the Company issued warrants to purchase 23,727, 21,686 24,092 and 15,549 shares of common stock at $1.45, $1.56, $1.92 and $1.35 respectively, to advisors, in connection with the sale of stock to Kingsbridge which were charged against equity as stock issuance costs. Pursuant to our agreement, broker fees of 6% in cash and 1% of stock in the form of warrants were paid upon each drawdown of the facility. Additionally, warrants issued at the time of the agreement were held in current assets and have been fully amortized as of March 31, 2005 and charged against equity as stock issuance costs. The Company does not anticipate any further sales of shares to Kingsbridge.

The selling price of the stock was negotiated as a function of market price based on a specific formula. The discount was accounted for as a cost of capital and netted against Additional Paid in Capital. Since the transaction was related to the sale of our own common stock, it was excluded from the determination of net income.

During fiscal 2004 the Company granted 578,311 options to purchase shares of the Company's common stock to certain non-employees. The fair value of such shares amounted to approximately $332, was recorded as an operating expense using Black Scholes model for the period of services rendered.

Note 11.  Employee Benefit Plans

Equity Incentive Plan

Pursuant to the Amended and Restated Equity Incentive Plan (“Equity Incentive Plan”), options and stock purchase rights to purchase 3,500,000 shares of common stock could be granted to management and consultants. The exercise price of options and the purchase price of stock purchase rights generally has been the fair value of the Company’s common stock on the date of grant. At the date of issuance of the stock options, all options are exercisable; however the Company has the right to repurchase any stock acquired pursuant to the exercise of stock options upon termination of employment or consulting agreement at the original exercise price for up to four years from the date the options were granted, with the repurchase rights ratably expiring over that period of time. Incentive stock options are exercisable for up to ten years from the grant date of the option. Nonqualified stock options are exercisable for up to 15 years from the grant date of the option. The Equity Incentive Plan expired in December 1999. Consequently no shares were available for issuance under the Equity Incentive Plan as of March 31, 2006.

1990 Stock Option Plan

Pursuant to the terms of the Company’s 1990 Stock Option Plan (“1990 Option Plan”), options and stock purchase rights to purchase 550,000 shares of common stock could be granted to employees of the Company or its affiliates. Incentive stock options are exercisable for a period of up to ten years from the date of grant of the option and nonqualified stock options are exercisable for a period of up to ten years and two days from the date of grant of the option. At the date of issuance of the stock options, all options are exercisable; however, the Company has the right to repurchase any stock acquired pursuant to the exercise of stock options upon termination of employment at the original exercise price for up to four years from the date the options were granted, with the repurchase rights ratably expiring over that period of time. The 1990 Option Plan expired on March 10, 2000. Consequently no shares were available for issuance under the 1990 Option Plan as of March 31, 2006.

1998 Equity Participation Plan

Pursuant to the terms of the Company’s Amended 1998 Equity Participation Plan (“Equity Plan”), which was authorized as a successor plan to the Company’s Equity Incentive Plan and 1990 Option Plan, 20,000,000 shares of common stock may be granted upon the exercise of options and stock appreciation rights or upon the vesting of restricted stock awards. The exercise price of options generally will be the fair value of the Company’s common stock on the date of grant. Options are generally subject to vesting at the discretion of the Compensation Committee of the Board of Directors (the “Committee”). At the discretion of the Committee, vesting may be accelerated when the fair market value of the Company’s stock equals a certain price established by the Committee on the date of grant. Incentive stock options will be exercisable for up to ten years from the grant date of the option. Non-qualified stock options will be exercisable for a maximum term to be set by the Committee upon grant. As of March 31, 2006, 10,824,676 shares were available for issuance under the Equity Plan.

Directors Stock Option Plan

Pursuant to the terms of the Stock Option Plan for Outside Directors, as amended, (“Directors Plan”), up to 4,000,000 shares of common stock may be granted to outside directors. Under the Directors Plan, each outside director who was elected or appointed to the Board on or after September 15, 1998 shall be granted an option to purchase 100,000 shares of common stock and on each second anniversary after the applicable election or appointment shall receive an additional option to purchase 50,000 shares, provided that such outside director continues to serve as an outside director on that date. For each outside director, 1/12th of the total number of shares will vest on the first day of each calendar month following the date of Option grant, contingent upon continued service as a director. Vesting may be accelerated, at the discretion of the Board, when the fair market value of the Company’s stock equals a certain price set by the Board on the date of grant of the option. The Directors Plan allows for additional grants at the discretion of the Compensation Committee. As of March 31, 2006, 2,975,000 shares were available for issuance under the Directors Plan.

The following table summarizes the Company’s stock option activity for the four plans described above and weighted average exercise price within each transaction type for each of the years ended March 31, 2006, 2005 and 2004 (number of shares in thousands):

	2006		2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of year	7,651	$1.97	7,007	$2.05	3,196	$3.39
Options cancelled	(2,652)	3.00	(1,602)	1.18	(497)	3.23
Options granted	3,050	0.81	2,300	1.16	4,613	1.14
Options exercised	(166)	0.80	(54)	0.93	(305)	0.67
Options outstanding March 31	7,883	$1.20	7,651	$1.97	7,007	$2.05

The number of vested options for the years ended March 31, 2006, 2005, and 2004 are 5,217,219, 4,320,270 and 2,849,531 respectively.

Awards

The Company granted 158,311 shares of restricted stock from the Company’s Equity Plan to consultants during fiscal year 2004 in exchange for services rendered. For fiscal year 2005, no shares of restricted stock were granted. For fiscal year 2006, 79,204 shares of restricted stock was issued to consultants in exchange for services rendered. Non-employee awards were booked as operating expenses using Black Scholes model for the period of services rendered as required by EITF 96-18 in fiscal 2004. All restricted stock issued in fiscal 2006 were recorded at the current market price on the date of grant.

Employee Qualified Stock Purchase Plan

The Company has offered an Employee Qualified Stock Purchase Plan (“Employee Plan”) under which rights are granted to purchase shares of common stock at 85% of the lesser of the market value of such shares at the beginning of a six month offering period or at the end of that six month period. Under the Employee Plan, the Company is authorized to issue up to 1,000,000 shares of common stock. 33,350 common stock shares were purchased in fiscal 2006 and 30,100 common shares were purchased in fiscal 2005. Shares available for future purchase under the Employee Plan were 507,602 at March 31, 2006.

Savings and Investment Plan

The Company has established a defined contribution plan that covers substantially all U.S. employees. Employee contributions of up to 4% of each U.S. employee’s compensation will be matched by the Company based upon a percentage to be determined annually by the Board. Employees may contribute up to 15% of their compensation, not to exceed a prescribed maximum amount. The Company made contributions to the plan of $13, $15 and $8 in the years ended March 31, 2006, 2005 and 2004, respectively.

Note 12.  Stockholder Rights Plan

On June 11, 1996, the Board adopted a Preferred Shares Rights Agreement (“Rights Agreement”) and pursuant to the Rights Agreement authorized and declared a dividend of one preferred share purchase right (“Right”) for each common share of the Company’s outstanding shares at the close of business on July 1, 1996. The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or under terms not approved by the Board. Each Right becomes exercisable to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $45.00 upon certain circumstances associated with an unsolicited takeover attempt and expires on June 11, 2006. The Company may redeem the Rights at a price of $0.01 per Right.

Note 13.  Geographical Information

Tegal operates in one segment for the manufacture, marketing and servicing of integrated circuit fabrication equipment. In accordance with SFAS No. 131 (SFAS 131) “Disclosures About Segments of an Enterprise and Related Information,” Tegal’s chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since Tegal operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the consolidated financial statements.

For geographical reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets consist primarily of property, plant and equipment, and are attributed to the geographic location in which they are located. Net sales and long-lived assets by geographic region were as follows:

Revenues:	Years Ended March 31,
Sales to customers located in:	2006	2005	2004
United States	$5,142	$4,445	$5,538
Asia, excluding Japan	5,624	1,372	1,241
Japan	2,312	6,312	6,485
Germany	2,313	397	170
Italy	386	498	1,480
Europe, excluding Germany and Italy	5,980	1,864	1,614
Total sales	$21,757	$14,888	$16,528

	March 31,
	2006	2005
Long-lived assets at year-end:
United States	$3,296	$5,112
Europe	16	7
Japan	8	16
Asia, excluding Japan	3	3
Total long-lived assets	$3,323	$5,138

The Company’s sales are primarily to domestic and international semiconductor manufacturers. The composition of the Company’s top five customers has changed from year to year, but net system sales to its top five customers in each of fiscal 2006, 2005, and 2004 accounted for 68.9%, 80.0% and 84.8%, respectively, of total net system sales. ST Microelectronics accounted for 54.3% of the Company’s total revenue in fiscal 2006. Fujitsu, Western Digital, and RF Micro Devices accounted for 38.2%, 12.8% and 10.1% respectively, of the Company’s net system sales in 2005. Intel, Fuji Film, and Matsushita accounted for 31.4%, 22.9% and 12.6% respectively, of the Company’s net system sales in 2004. Other than the previously listed customers, no single customer represented more than 10% of the Company’s total revenue in fiscal 2006, 2005, and 2004.